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04045723

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME All Nippon Airways Co Ltd

*CURRENT ADDRESS

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1569 FISCAL YEAR 3-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/26/04

All Nippon Airways Co., Ltd.

82-15769

Annual Report 2004

For the Year Ended March 31, 2004

ARIS 3-31-04

The Trust of Customers—
Our Most Important Asset



Good Times Fly

ANA

A STAR ALLIANCE MEMBER

ABOUT ANA

In the more than 50 years since its founding in 1952, ANA has provided air transportation services, with the highest priority on safe operations. ANA is proud of the high level of trust that customers have placed in the Company; ANA had grown into the world's eighth largest airline, with more than 48 million customers a year.*

Aiming for further growth, ANA is undertaking new challenges. We are working to strengthen our profit foundation on domestic routes. At the same time, we have identified Asia, especially rapidly growing China, as a new growth area, and we are moving ahead with the development of an Asian network centered on China.

With an ongoing focus on safe operations and customer satisfaction, the ANA Group will continue working to be the number one airline group in Asia.

* IATA DATA 2002

CONTENTS

1 Consolidated Financial Highlights
2 ANA at a Glance
4 To Our Shareholders
10 The Trust of Customers—Our Most Important Asset
14 Review of Operations
21 Corporate Governance
22 Environmental Conservation and Social Contribution
23 Management Members
24 Management's Discussion and Analysis
36 Consolidated Balance Sheets
38 Consolidated Statements of Operations
39 Consolidated Statements of Shareholders' Equity
40 Consolidated Statements of Cash Flows
41 Notes to Consolidated Financial Statements
56 Report of Independent Auditors
57 The ANA Group
58 Consolidated Eleven-Year Summary
60 ANA Route System
62 ANA Directory
63 Investor Information

Forward-Looking Statements

This annual report contains statements based on ANA's current plans, estimates, strategies, and beliefs; all statements that are not statements of historical fact are forward-looking statements. These statements represent the judgments and hypotheses of the Company's management based on currently available information. Air transportation, the Company's core business, involves government-mandated costs that are beyond the Company's control, such as airport utilization fees and fuel taxes. In addition, conditions in the markets served by the Company are subject to significant fluctuations. It is possible that these conditions will change dramatically due to a number of factors, such as trends in technologies, demand, prices, and economic environments; foreign exchange rate fluctuations; and others. Due to these risks and uncertainties, it is possible that the Company's future performance will differ significantly from the contents of this annual report. Accordingly, there is no assurance that the forward-looking statements in this annual report will prove to be accurate.

Consolidated Financial Highlights

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2004, 2003 and 2002

	Yen (Millions) except per share amounts			U.S. dollars (Thousands) except per share amounts
	2004	2003	2002	2004
For the Year:				
Operating revenues	¥1,217,596	¥1,215,909	¥1,204,514	$11,520,447
Operating expenses	1,183,242	1,218,506	1,181,546	11,195,402
Operating income (loss)	34,354	(2,597)	22,968	325,045
Income (loss) before income taxes and minority interests	35,221	(54,821)	(7,178)	333,248
Net income (loss)	24,756	(28,256)	(9,456)	234,232
At Year-End:				
Total assets	1,565,106	1,442,573	1,510,982	14,808,459
Total shareholders' equity	150,086	121,954	138,641	1,420,059
Per Share Data:				
Net income (loss)	¥16.14	¥(18.42)	¥(6.17)	$0.153
Net income assuming full dilution	14.10	–	–	0.133
Cash dividends	3.00	–	–	0.028
Number of shares issued (weighted average)	1,533,368,357	1,533,940,445	1,533,744,749	

Notes: 1. U.S. dollar amounts in this report are translated, for convenience only, at the rate of ¥105.69=US$1, the approximate exchange rate as of March 31, 2004.
2. As of March 31, 2004, there were 102 consolidated subsidiaries and 23 equity-method subsidiaries and affiliates.
3. For further information, see notes to consolidated financial statements.

Operating Revenues



(¥ Billions)
1,500
1,250
1,000
750
500
250
0
00/3
01/3
02/3
03/3
04/3

Operating Income (Loss)



(¥ Billions)
90
60
30
0
–30
00/3
01/3
02/3
03/3
04/3

Total Shareholders' Equity



(¥ Billions)
175
150
125
100
75
50
25
0
00/3
01/3
02/3
03/3
04/3

ANA at a Glance

Business Activities

Air Transportation

Centered on ANA, the Company conducts air transportation operations and other operations using aircraft on domestic and international routes. The Company principally provides passenger, cargo, and mail transportation services. With 48.1 million passengers a year, ANA is one of the world's leading airline groups. ANA also provides a range of services for customers at airports, telephone-based reservations guidance, and aircraft maintenance services.

• Domestic Routes

As of June 2004, ANA operates 829 flights a day on 128 routes. With 44.8 million passengers a year, the Company has a market share of about 50%. ANA is working to improve all aspects of services for customers, from reservations to ticket purchase and boarding, in line with the key words "simple" and "convenient."

• International Routes

As of June 2004, ANA operates 428 flights a week on 32 routes and carries 3.3 million passengers a year. The Company is a leading member of Star Alliance, the world's largest airline alliance. Along with other member airlines, ANA provides highly convenient air transportation services. A special focus for the Company is the establishment of an East Asia network, centered on China.

Travel Services

The Company develops and sells products using ANA Group air transportation services and accommodations at ANA hotels. The principal products are ANA Hallo Tour overseas travel packages and ANA Sky Holiday domestic travel packages.

Hotel Operations

The Company manages hotels, centered on major cities in Japan, and provides hotel chain management support. We offer a range of services, including accommodations and food and beverage. ANA aims to provide the highest level of service to satisfy its customers.

Other Businesses

In other businesses, ANA's operations are principally related to air transportation, including information and telecommunications, trading, retailing, real estate and building maintenance, ground transportation and distribution, and aircraft equipment repair.

Segment Revenues

Segment Revenues as a Percentage of Operating Revenues

Major Group Companies



1,200
800
400
0
(¥ Billions)
00/3
01/3
02/3
03/3
04/3



70.7%

Air Transportation

All Nippon Airways Co., Ltd. (ANA)
Air Nippon Co., Ltd. (ANK)
Air Japan Co., Ltd. (AJX)
Air Hokkaido Co., Ltd. (ADK)
Air Nippon Network Co., Ltd. (AKX)
Nippon Cargo Airlines Co., Ltd. (NCA)



900
600
300
0
(¥ Billions)
00/3
01/3
02/3
03/3
04/3



48.2%

Air Transportation Support

ANA Catering Service Co., Ltd.
Osaka Airport Service Co., Ltd.
International Airport Utility Co., Ltd.
New Kansai International Airport Service Co., Ltd.
ANA Aircraft Maintenance Co., Ltd.
ANA Aerotech Co., Ltd.
ANA Nagasaki Engineering Co., Ltd.



300
200
100
0
(¥ Billions)
00/3
01/3
02/3
03/3
04/3



15.9%



180
120
60
0
(¥ Billions)
00/3
01/3
02/3
03/3
04/3



11.9%

ANA Sales and Tours Co., Ltd.



90
60
30
0
(¥ Billions)
00/3
01/3
02/3
03/3
04/3



4.9%

ANA Property Management Co., Ltd.
ANA Hotel & Resorts Co., Ltd.
ANA Hotel Management Co., Ltd.
ANA Hotel Tokyo Co., Ltd.



250
200
150
100
50
0
(¥ Billions)
00/3
01/3
02/3
03/3
04/3



12.5%

All Nippon Airways Trading Co., Ltd.
ANA Real Estate Co., Ltd.
ANA Information Systems Planning Co., Ltd.
Infini Travel Information, Inc.
ANA Logistic Service Co., Ltd.
Jamco Corporation

To Our Shareholders



Yoji Ohashi, *President and Chief Executive Officer*

Highlights of the Year Ended March 31, 2004

- Although the war in Iraq and the outbreak of SARS (severe acute respiratory syndrome) had a significant adverse effect on ANA's performance, the Company's operating revenues were about level with the previous year, edging up 0.1%, to ¥1,217.5 billion.
- We implemented aggressive cost reduction measures, and operating expenses declined 2.9%, to ¥1,183.2 billion.
- ANA returned to profitability in the year under review, with operating income of ¥34.3 billion and net income of ¥24.7 billion.
- We paid dividends of ¥3 per share, the first dividend payment in seven years.

First Dividend Payment in Seven Years

In the year under review, ANA's performance was adversely influenced by such factors as the lengthening slump in the domestic economy, intensified competition, the war in Iraq, and the outbreak of SARS. In this setting, we worked to improve our profitability by accelerating the cost reduction initiatives outlined in the ANA Group Corporate Plan & Strategy (April 2003 to March 2006). As a result, operating revenues were about level with the previous year, at ¥1,217.5 billion, and we returned to profitability with operating income of ¥34.3 billion and net income of ¥24.7 billion. We also fulfilled our key management mission of providing a return to shareholders with dividends of ¥3 per share, the first dividend payment in seven years.

Less Susceptible to the Risk of Revenue Fluctuations—Implementing the Cost Reduction Plan

The Cost Reduction Plan covers the three-year period from April 2003 to March 2006. The plan's aim is the reduction of ANA Group costs

Progress in Implementing Cost Reductions

Progress in Implementing Cost Reductions and Future Plans (vs. 2003/3)



Cumulative total of cost reductions
(¥ Billions)
Personnel cost structure reforms
Operational structure reforms
2004/3
15
4
2005/3
19
7
2006/3
20
10
0
10
20
30
40

Actual results in fiscal year ended March 2004

Category	Amount of cost reductions	Details
Personnel cost structure reforms	¥15.0 billion	•Reevaluating retirement allowance system •Returning the portion of the employee pension fund managed on behalf of the government •Reevaluating wage system for managerial employees •Workforce reductions •Others
Operational structure reforms	¥4.0 billion	•Downsizing aircraft to balance supply and demand
Total	¥19.0 billion	

by ¥30.0 billion through cost structure reform. We reduced costs by ¥19.0 billion in the year under review. In personnel costs, by reevaluating our retirement allowance and wage systems and returning the portion of the employee pension fund managed on behalf of the government (*Daiko-henjo*), we have already achieved ¥15.0 billion of the goal of ¥20.0 billion in three years. We have also made progress in cost reductions achieved through operational cost structure reforms; the results of our progress in building a corporate constitution that is less susceptible to the risk of revenue fluctuations were apparent in the year under review.

Positioning of the ANA Group Mid-Term Corporate Plan (April 2004 to March 2007)



Further Increasing Shareholders' Value and Being the Number One Airline Group in Asia in 2009
Quality, customer satisfaction, value creation
New Growth Strategy
ANA Group
Mid-Term Corporate Plan
(April 2004 to March 2007)
Sustainable Differentiation Strategy
Strengthen Cost Competitiveness
ANA Group Corporate Plan & Strategy
(April 2003 to March 2006)
Medium to Long
Term Strategy
Recovery in Profitability on Domestic and International Operations
Cost Structure Reform
Fleet Strategy
Human Resource Strategy

Formulation of the ANA Group Mid-Term Corporate Plan—Growth Strategy in Preparation for the Re-extension of Haneda Airport

The ANA Group is working to raise shareholders' value and to be the number one airline group in quality, customer satisfaction, and value creation in Asia in 2009, when the Haneda Airport re-extension is completed.

Air transportation, the core operational field of the ANA Group, involves the risk of fluctuating revenues. Demand changes substantially with the seasons, and unexpected factors, such as the past year's war in Iraq and outbreak of SARS, can also have a significant influence on revenues. Accordingly, we must reform our air transportation business model and build a structure that is less susceptible to these risks—in other words, a corporate constitution that can generate stable profits throughout the fiscal year even when revenues fluctuate for a number of reasons. To that end, in February 2003, we began to implement our ANA Group Corporate Plan & Strategy (April 2003 to March 2006), which is centered on a recovery in profitability on domestic routes, the achievement of profitability on international routes, and the Cost Reduction Plan. At the same time, as medium to long term strategies for the re-extension of Haneda Airport, we are implementing our Fleet Strategy, under which we will make significant changes to our fleet composition, and our Human Resource Strategy, under which we will establish a cost structure that is matched to aircraft size.

Also, in February 2004 we formulated the ANA Group Mid-Term Corporate Plan (April 2004 to March 2007), which includes new revenue enhancement strategies. This plan has two pillars: the Growth Strategy, which calls for the development of a new network in East Asia, centered on China, and the Differentiation Strategy, which calls for marketing to reinforce our competitive edge over other companies.

More Profitable and Competitive on Domestic Routes

In the year under review, business demand on domestic flights remained sluggish, and the number of passengers decreased 5.0%, to 44.8 million. However, the decline in operating revenues was held to 0.1%, to ¥681.0 billion.

From October 2002, accompanying the merger of Japan Airlines and Japan Air System, we reduced standard fares by 10%, as did the merged company. Subsequently, due to sluggish international demand caused by the war in Iraq and the outbreak of SARS, the operating environment became more difficult. In response, in July 2003 we raised standard fares back to their previous level and implemented a range of marketing measures.

With the introduction of a fleet assignment model (FAM) in November 2003, we took steps to raise operational efficiency by using the optimal aircraft to meet demand, such as switching from wide-body to medium-sized or narrow-body aircraft in periods of low demand. Moreover, on domestic routes we introduced a Passenger Revenue Optimization System (PROS), which is used to maximize revenues per flight and which had already proven its effectiveness in international operations.

The fiscal year ending March 2005 is the first year of the ANA Group Mid-Term Corporate Plan (April 2004 to March 2007). On domestic routes, we will further strengthen our use of the FAM to manage the supply and demand matching of aircraft and the PROS to manage revenues. To further raise profitability, our challenge is to increase passenger numbers without reducing unit prices. We will work to secure revenues that exceed our targets by attracting not only more business and individual passengers but also more leisure and travel passengers.

To strengthen our brand, in April 2004 we unified all ANA, Air Nippon Co., Ltd. (ANK), and Air Nippon Network Co., Ltd. (AKX), flights under the ANA brand.

We plan to move to the new terminal at Haneda Airport in December 2004 and from Nagoya Airport to the new Central Japan International Airport when it opens in February 2005. These moves present an excellent opportunity to promote ANA's growth and differentiation, and we will implement a range of measures to make the most of that chance.

Achieving Profitability and Growth on International Routes

Passenger demand on international routes declined substantially in the year under review, due in large part to the war in Iraq and the outbreak of SARS. The number of passengers totaled

New Growth Strategy—East Asia Network


Domestic Route Sensibility
From Point-to-Point to Regionwide Service
No differentiation between domestic and international
Detailed response to demand
February 2005
Centrair–Shanghai, Centrair–Incheon
Operation of aircraft used on both domestic and international flights
Shenyang
Sapporo
Dalian
Beijing
Seoul
Tokyo
Qingdao
Nagoya (Centrair)
Osaka
Fukuoka
Shanghai
Hangzhou
Xiamen
Taipei
Hong Kong

3.3 million, down 12.8% from the previous year; however, the decrease in operating revenues was limited to 2.4%, to ¥223.8 billion.

We suspended service or reduced flights on routes where passenger numbers had declined, and then, when the World Health Organization (WHO) announced in July that the SARS epidemic was under control, we moved quickly to restore service. In the second half of the year, demand recovered. We enhanced our route network to China, where economic growth is notable, and worked to raise revenues. Also, due to the introduction on China routes of a B767-300F freighter in September 2002, cargo revenues on international flights rose 7.0%, to ¥43.2 billion. This strong performance in international cargo provided support for international operations revenues.

To achieve profitability in international operations in the year ending March 2005, we will implement a range of measures to increase revenues and reduce costs.

Under the three-year ANA Group Mid-Term Corporate Plan, East Asia is positioned as a new growth area. By using medium-sized and narrow-body aircraft, we will use direct flights to link cities in Japan not only with coastal cities in China but also with interior cities. We aim to establish an East Asia network that will seem like domestic service to passengers. At Central Japan International Airport, which will open in February 2005, we will establish an effective operation system of both domestic and international fleets, starting with the Centrair–Seoul (Incheon) and Centrair–Shanghai routes.

In addition, China routes are highly profitable and sustain high yields, and we will emphasize increasing our capacity on these routes. We will work to cultivate demand, centered on business demand, and to increase passenger numbers. We will also strive to strengthen our sales message so that passengers associate ANA with China.

Differentiation Strategy—Establish a Competitive Edge


ANA
Enhance brand value
Achieve differentiation
Achieve high profitability
Growth
Customers
Market changes
Improve "value" and "satisfaction"
Flexible development of "simple," "convenient," and "focus on the individual"

Also, ANA will take steps to attract passengers traveling from China to Japan. We will strive to raise the percentage of international revenues accounted for by China routes from 17% in the year under review to 25% in the future.

On European and U.S. routes, we will work to maximize revenues by effectively utilizing current management resources. We will expand high yield business class and premium economy class. At the same time, through the use of the PROS and fare measures, we will work to increase profitability. By utilizing Star Alliance, ANA will endeavor to enhance code-share flights that complement its own route network and increase revenues.

Differentiation Strategy—Targeting the Establishment of a Competitive Edge

In the year under review, we implemented a mileage strategy targeting individual passengers. By using *Edy* electronic money, which can be used by all ANA Mileage Club (AMC) members, we worked to make our mileage system more attractive by strengthening the accrual and redemption functions of the AMC Card. Moreover, sales through the Internet reached ¥180.0 billion in the year under review, making ANA's web site the largest air transportation and travel site in terms of sales in Asia. In the future, to further increase convenience for customers, ANA will enhance reservations functions and expand the number of financial institutions that can be used to make payment.

We are further strengthening the Differentiation Strategy under the three-year ANA Group Mid-Term Corporate Plan. To respond accurately to market changes, enhance customer satisfaction, and increase the value of ANA to customers, we will continually implement a tactical cycle of marketing initiatives in accordance with the key concepts of "simple," "convenient," and "focus on the individual."

Fleet Strategy—Strategic Selection of Narrow-Body and Medium-Sized Aircraft

The ANA Group is implementing the Fleet and Human Resource strategies to enhance its competitiveness over the medium to long term.

The Fleet Strategy entails streamlining our jet fleet from the current nine types of aircraft to three, thereby increasing our cost competitiveness, centered on significant reductions in our operating costs. We have already decided to standardize narrow-body aircraft on the Boeing 737 Next Generation Series and to introduce the Boeing 7E7 as the successor to the Boeing



Boeing 7E7

767-300. In the current year, we placed firm orders for 50 aircraft as *"the launch customer"* for the 7E7 and will introduce the new aircraft in stages from the fiscal year ending March 2009. As a result, ANA will play a key role in the development of the Boeing 7E7. This is an important advantage for ANA's future because it makes it possible for the aircraft to reflect ANA's needs.

The Boeing 7E7 uses composite materials for the airframe, so it is lighter and offers a 20% improvement in fuel efficiency. In addition, it is resistant to fatigue and corrosion, so maintenance costs will be lower. With a wider passenger cabin and advanced technologies that make the cabin quieter and enable fine control over air pressure and humidity levels, the new aircraft will boast a high comfort level. Further, with operating range and cargo capacity greater than those of the Boeing 767-300, even short-range aircraft in a domestic configuration will be suitable for use on our China routes. The Boeing 7E7 is expected to be the ideal aircraft to help ANA meet its goal of making short-haul international travel as easy for the customer as

Fleet Strategy—Standardizing on Three Aircraft Types

	As of March 31, 2004			Start of aircraft standardization		After completion of aircraft standardization
Wide-body aircraft Four types to one	B747-400	(23 aircraft)	Aircraft type standardization	B747-400	Introduction of highly economical new aircraft	**New wide-body aircraft** Type not yet determined
	B747SR/LR	(9 aircraft)				
	B777-300	(7 aircraft)		B777-300		
	B777-200	(16 aircraft)		B777-200		
Medium-sized aircraft Three types to one	B767-300	(52 aircraft)	Aircraft type standardization	Medium-sized aircraft Aircraft type standardization B767-300		**New medium-sized aircraft** B7E7
	B767-200	(2 aircraft)				
	A321	(7 aircraft)				
Narrow-body aircraft Two types to one	A320	(28 aircraft)		A320	Aircraft type standardization	**New narrow-body aircraft** B737 NG
	B737	(27 aircraft)		B737		

domestic travel when the re-extension of Haneda Airport is completed in 2009. The positive effect on profitability, including reductions in operating costs, will be about ¥10.0 billion a year when the process of standardizing aircraft types is completed.

Human Resource Strategy—Steady Implementation and Reinforcement

Under the Human Resource Strategy, which will be implemented together with the Fleet Strategy, we will aim for a cost structure that matches aircraft size. The implementation of these strategies will reinforce our corporate constitution, making it less susceptible to the risk of revenue fluctuations.

In the future, narrow-body aircraft will play an important role in our operational activities. Accordingly, as a step toward the conversion of our cost structure, in summer 2004 we will establish a new company that will operate narrow-body aircraft. We are now preparing for the new airline's start of operations, which is scheduled for April 2005.

For the new company and subsidiary Air Nippon (ANK) which also operates narrow-body aircraft, the cost levels of crew on narrow-body aircraft will be reduced to 50% of the current level on wide-body aircraft. In this way, we will continue working to match cost levels to aircraft size by dividing the roles of ANA Group companies. Moreover, we will also strive to convert the cost structures of other resources.

Aiming to Be the Number One Airline Group in Asia

The ANA Group's corporate vision is to be the number one airline group in Asia when the re-extension of Haneda Airport is completed in 2009.

In the year ending March 2005, by implementing the three-year ANA Group Mid-Term Corporate Plan, we will improve profits in domestic operations and achieve profitability in international operations. In doing so, we will complete the transition to a corporate constitution that can generate stable profits. We will strive to meet shareholders' expectations and to continue stable dividend payments achieved through profit growth in the year ending March 2005 and thereafter.

In value creation, we will work to achieve the number one position in Asia.

July 2004



Yoji Ohashi

President and Chief Executive Officer

Profitability Targets in the Mid-Term Corporate Plan (April 2004 to March 2007)

(¥ Billions)

	Fiscal year ending March 2005	Fiscal year ending March 2006	Fiscal year ending March 2007
Consolidated Operating Income	56	63	74

Operating income margin: actual and planned


(%)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
−1.0
6.4
1.9
−0.2
2.8
4.4
5.0
5.8
01/3
02/3
03/3
04/3
05/3
06/3
07/3

The Trust of Customers—
Our Most Important Asset

What is the source of ANA's competitive strength? It is the high degree of trust that the Company has cultivated over many years of operations. For an airline, the trust of its customers is an indispensable part of its business and the source of its competitive strength. Trust is not something that can be earned in a day. Through the unstinting efforts of the employees of the ANA Group, the trust of ANA's customers has grown steadily over an extended period of time.

The high level of trust that customers place in ANA is built on four factors—safety, on-time performance, comfort, and strong marketing capabilities. In this special feature, we explore the trust that is the source of ANA's competitive strength.

Ongoing Improvement to World-Class Safety Record

World-Class Safety Management System

According to data from the International Civil Aviation Organization (ICAO), in 2002 there were 0.04 fatal accidents per 100,000 aircraft hours, and this figure had been declining for 10 years. For 32 years, in nine million flight hours, ANA has not had an accident that resulted in the loss of a customer's life. We continue to maintain safe operations, and it is not an exaggeration to say that we are one of the world's safest airlines.

ANA GROUP SAFETY PRINCIPLE

Safety is our promise to the public and is the foundation of our business.

Safety is assured by an integrated management system and mutual respect.

Safety is enhanced through individual performance and dedication.

The implementation of our safety management system is complete, and we have reiterated the ANA Group's fundamental thinking about safety in the ANA Group Safety Principle. That principle begins by stating that "safe operations are the foundation of ANA's business, and the maintenance of safety is an airline's duty to society."



ANA's safety initiatives over the three-year period from April 2001 through March 2004 targeted the creation of a corporate culture that emphasizes safety and an integrated, world-class safety management system. To ensure the maintenance of safe operations in the year ending March 2005 and thereafter, we are now working to enhance and reinforce that safety management system. Employees who are directly involved in flight operations, such as flight crew members, maintenance engineers, and cabin attendants, receive rigorous training and constantly strive to ensure safe operations. In addition, all of ANA's corporate officers, employees, and Group employees keep safety uppermost in their minds as they go about their daily work.

Continued Strengthening of Aircraft Security System

Following the September 11, 2001, terrorist attacks in the United States, aircraft security measures were bolstered. Currently, the highest level of security is phase E of the security system strengthening measures released by the Civil Aviation Bureau, which is still in effect in the fiscal year ending March 2005. Strict screening is implemented to ensure that dangerous items are not brought on board aircraft, and all check-in luggage is inspected by being opened or x-rayed.



Worldwide Fatal Accidents per 100,000 Aircraft Hours

Year	Aircraft Hours
1993	0.12
1994	0.10
1995	0.08
1996	0.08
1997	0.07
1998	0.06
1999	0.06
2000	0.05
2001	0.03
2002	0.04

Source: ICAO accident / incident report programme (ADREP) and ICAO Air Transport Reporting Form A (Traffic)

In December 2003, we began trials of two world firsts at the passenger terminal at Narita Airport: biometrics* equipped automatic check-in machines and boarding gate readers equipped with facial-recognition technology. The goals are to strengthen security and to simplify and speed up the series of boarding procedures, such as check-in, security check, and boarding.

With safety as its most important mission, ANA is working to strengthen its aircraft security system.

* A technology for identifying people through their unique physical characteristics.

Steadily Increasing On-Time Performance

On-Time Performance—A Key Quality Factor in Air Transportation Services

Customers of air transportation services want speed; they care about on-time takeoffs and landings. On-time performance is therefore an important quality factor in air transportation services. Accordingly, ANA emphasizes on-time performance and has instituted a variety of measures to achieve that goal. Thanks to such measures, ANA's on-time performance has improved over the past several years.

In the year under review, 96.4% of domestic flights departed on-time, an extremely high level. This performance is the result of concerted efforts to increase on-time departures at Haneda Airport and all other domestic airports.

The on-time departure rate on international flights in the year under review was 93.2%, up 4.2 percentage points from the previous year. The second runway opened at Narita Airport in the previous year, and we implemented a range of initiatives, such as improved ground handling, that led to the significant rise in the on-time departure rate.

ANA's Successful On-Time Project

ANA considers on-time performance to be an important quality factor. Accordingly, in 2000, we instituted the On-Time Project, which includes a cross-section of staff members directly involved with airport operations, such as those from the ground handling, maintenance, cabin, and flight operations departments. The project's purpose is to improve on-time performance.



With the single goal of increasing on-time performance, all departments participated in proposing methods of improvement, and various initiatives and enhancements were instituted at the work-site level. ANA's on-time performance continues to improve, and ANA Group staff members are extremely conscious of the ongoing importance of this quality factor. In the future, we will continue striving to achieve further gains in on-time performance.



On-Time Departure Rate



100
(%)
Domestic Flights
95
90
International Flights
85
0
00/3
01/3
02/3
03/3
04/3

Pursuing Comfort in Facilities and Services

Sincere, Attentive Service That Is Highly Evaluated

Customers seek comfort in all facets of air transportation services, not only on-board but also at the airport, at the counter, and while making reservations over the phone and through the Internet. Comfort has a significant influence on customer satisfaction. To improve comfort for its customers, ANA conducts research and constantly works to enhance its facilities and services. Skytrax, of the United Kingdom, tracks customer evaluations of airlines around the world. According to its report, *Airline of the Year 2004*, overall ANA was ranked tenth in the world and sixth in the Asia-Pacific region. By department, we were ranked first in the world in ground handling, such as check-in and boarding and departure guidance, second in seating specifications, and fifth in cabin attendants and first class.

These results show that the sincere, attentive service of ANA staff and the quality of the Company's comfortable, relaxing seats are evaluated highly by ANA's customers.

Enhancing Customer Convenience with the Key Words "Simple" and "Convenient"

By using the latest information technology, ANA is providing customers with new services that make the series of procedures from reservation and ticket issuance to check-in and boarding simpler and more convenient. In July 2004, we began *E-pre-check-in*, the world's first advance check-in service for international flights that uses personal computers or cellular phones. Simply by holding up the two-dimensional bar code received through a personal computer or cellular phone to the automatic check-in machine, customers can easily get their boarding passes.

Also, with the key words "simple" and "convenient," ANA is moving forward with the enhancement of its facilities. When we transfer to the new terminal at Haneda Airport on December 1, 2004, we will realize an array of simple and convenient improvements. The completion of the new terminal at Haneda Airport will significantly increase the number of fixed spots. As a result, it will be possible to raise the percentage of departures and arrivals for which passengers can use a passenger boarding bridge to 80% to 90%. Also, by completing the automation of a range of procedures, we will significantly reduce the waiting time for customers. And for people with disabilities, the terminal will be highly accessible. The moving walkway in the terminal will be wide enough for easy use by customers in wheelchairs, while the elevators will be large enough for two customers in wheelchairs.



Final Top 20 Positions

Rank	Airline
1	Singapore Airlines
2	Emirates
3	Cathay Pacific
4	Qantas Airways
5	Thai Airways
6	British Airways
7	Qatar Airways
8	Malaysia Airlines
9	Continental Airlines
10	**All Nippon Airways**
11	Swiss
12	SAS Scandinavian Airlines
13	Japan Airlines
14	Asiana Airlines
15	Lufthansa
16	South African Airways
17	Virgin Atlantic
18	Dragonair
19	Austrian Airlines
20	JetBlue Airways

Source: SKYTRAX Airline of the Year 2004

Check-in Service

Rank	Airline
1	**All Nippon Airways**
2	Swiss
3	China Airlines
4	Asiana Airlines
5	SAS Scandinavian Airlines
6	Thai Airways
7	Cathay Pacific
8	Japan Airlines
9	Singapore Airlines
10	Lufthansa

Boarding / Departures Services

Rank	Airline
1	**All Nippon Airways**
2	Asiana Airlines
3	Qantas Airways
4	Japan Airlines
5	Swiss
6	Cathay Pacific
7	TAM Brazilian
8	Malaysia Airlines
9	Korean Air
10	SAS Scandinavian Airlines


搭乗口
Gate

Strong Marketing Capabilities That Meet Customer Expectations

Fares Selected by Customers

Customers want to buy tickets at the best possible prices, and in response to these preferences we are implementing a range of initiatives to increase customer satisfaction, strengthen trust in ANA, and cultivate repeat ANA customers.

ANA has a wide range of fares, and in line with restrictions as to time, flight, and reservation period, we have taken steps to ensure that customers can select the fare that is best for them. On domestic routes, we offer promotional fares, such as the *Chowari* fare and the newly established *Super Hayawari* and *Totsuzen Waribiki* fares. On international routes, we are also providing fares that meet customer needs, such as the *Get Hayawari Compo* and *Get Premium* fares.

The number of seats per flight that are allocated to various fares is managed through the use of a PROS, which we are utilizing to maximize revenues per flight at the same time.

Asia's Largest Air Transportation and Travel Web Site in Terms of Sales

In the year under review, ANA's Internet sales totaled ¥180.0 billion, making the ANA web site the largest air transportation and travel web site in Asia in terms of sales. To make our web site easier for customers to use, in February 2004 we enhanced our web site and strengthened the reservations functions in accordance with the key concepts of "simple," "convenient," and "focus on the individual." Moreover, we will also continue taking steps to improve personal computer and cellular phone reservations functions and to diversify available settlement options to include convenience stores and cellular phones.


ANA SKY WEB
INTERNATIONAL FLIGHTS INDEX

Reservations on ANA flights can be made at any time from any place using personal computers and cellular phones, which have become part of the infrastructure of daily life. This convenience builds trust in ANA.

Mileage Card Strategy Targeting Enhanced Saving and Usage Convenience

ANA is implementing a strategy for the world's first mileage card incorporating *Edy* electronic money functions. We are building a framework that makes it easier to save and to use accumulated miles in daily life through tie-ups with companies in other industries, such as restaurants and convenience stores. In July 2004, in cooperation with NTT DoCoMo, Inc., we launched *Mobile de Edy Mile*, the world's first service that allows ANA Mileage Club members to earn miles if they use an *Edy* electronic money equipped cellular phone to make payment at *Edy* member stores, such as airport shops, convenience stores, and superstores. By increasing convenience, ANA will enhance customer satisfaction and cultivate repeat ANA customers.


ANA
ANA MILEAGE CLUB
Edy
ANA CARD
VISA

Internet Sales Forecast


300 (¥ Billions)
250
200
150
100
50
0
03/3
04/3
05/3 (E)
06/3 (E)
07/3 (E)

Air Transportation

Global Trends in Air Transportation Demand

In the fiscal year ended March 2004, global air transportation demand declined substantially due to the outbreak of SARS and the war in Iraq. The effect on U.S. routes as well as China and other Asian routes was enormous, with demand in the first quarter (April-June) down approximately 20% from the same period of the previous year. However, the war in Iraq ended relatively quickly, and WHO announced that the SARS epidemic was under control on July 5, so the adverse influence was greatest in the first half of the fiscal year.

Air Transportation
Segment Revenues as a Percentage of Operating Revenues


70.7%

Air Transportation Operations: Return to Profitability through Cost-Cutting

In addition to the outbreak of SARS and the war in Iraq, the domestic economy was sluggish, and ANA's operating revenues in the air transportation segment edged up to ¥997.9 billion. As a result of the Company's steady implementation of its Cost Reduction Plan, costs were reduced by ¥19.0 billion, and operating expenses declined 2.9%, to ¥970.7 billion. ANA returned to profitability, with operating income of ¥27.2 billion in the year under review, compared with an operating loss of ¥6.9 billion in the previous year.

Operating Revenues/ Operating Income (Loss) Margin


(¥ Billions)
(%)
1,200
1,000
800
600
400
200
0
10
8
6
4
2
0
–2
00/3
01/3
02/3
03/3
04/3
Operating Revenues (left scale)
Operating Income (Loss) Margin

Note 1: Unit revenues = passenger operating revenues (before eliminations) / ASK
Note 2: Passenger Yield = passenger operating revenues (before eliminations) / RPK

● Domestic Operations

Domestic Passenger Services

Small Decline in Revenues on a Drop in Passenger Numbers

In the first half of the fiscal year, business demand was slack due to the lengthening economic slump and intensified competition from the Japan Airlines Group. However, domestic travel demand increased as international travel demand declined due to the outbreak of SARS. In the second half of the fiscal year, business demand was slow to recover, and once again the number of passengers declined significantly from the previous fiscal year.

As a result of such measures as the increase in standard and discount fares, the decline in the unit price was halted and the decrease in sales was limited to a marginal amount.

Highlights

- *The number of passengers declined 5.0% from the previous fiscal year, to 44.8 million.*
- *Available seat-kilometers rose 0.9%, to 63.1 billion, while revenue passenger-kilometers were down 3.8%, to 38.8 billion. As a result, the load factor dropped 3.1 points, to 61.5%.*
- *Passenger revenues were down 0.3%, to ¥644.8 billion.*
- *Unit revenues (Note 1) were ¥10.2, down ¥0.1 from the previous year. The yield (Note 2) rose ¥0.6, to ¥16.6, and the unit price rose 4.9%, to ¥14,399.*

Expanded Domestic Network and Improved Fares and Service

We increased flights on the key Tokyo–Sapporo, Tokyo–Osaka, Tokyo–Fukuoka, and Tokyo–Okinawa routes in April 2003; on the Tokyo–Tottori, Tokyo–Yonago, and Tokyo–Shonai routes following our acquisition of new slots at Haneda Airport in July; and on the Tokyo–Kochi route in October. In November, Air Nippon Network, a new operation that uses turbo-prop slots at Itami Airport, began to operate the newest DHC-8-400 turbo-props on the Osaka (Itami)–Kochi route. In addition, we worked to enhance our competitiveness, establishing a schedule with departures





on the Tokyo–Osaka (Itami) route every hour on the hour and launching a Tokyo–Asahikawa code-share operation with Hokkaido International Airlines.

In fares, to create demand we introduced a new discount fare, *Totsuzen Waribiki,* which is based on the number of seats remaining approximately two weeks before departure. In response to the launch of Shinkansen bullet train service at Shinagawa Station in Tokyo in October and to a significant increase in service on the Nozomi Shinkansen, we established the *Shuttle Roundtrip Fare* on the Tokyo–Osaka (Itami and Kansai) route and reduced the *Repeat 4* fares on the Tokyo–Okayama and Tokyo–Hiroshima routes.

In services, we revised our web site in February 2004 in accordance with the key words "simple" and "convenient." This revision entailed not only making the contents easier to view and understand but also taking steps to improve the web site's functionality, such as enabling the use of credit cards to make payment 24 hours a day. Moreover, we worked to enhance the added value of our ANA Mileage Club, which has surpassed 10.4 million members, by taking such steps as introducing the *AMC Edy Card*, the world's first electronic money-mileage conversion service.

Domestic Cargo and Mail Services

Highlights

- *The volume of cargo carried during the year under review rose 8.3%, to 415,463 tons, while cargo revenues increased 9.6%, to ¥26.6 billion.*
- *The volume of mail carried during the year under review was 73,000 tons, down 6.5%, and mail revenues were ¥9.2 billion, a decrease of 12.5%.*

Favorable Conditions for Domestic Cargo

Accompanying the Japan Airlines/Japan Air System merger, that group revised and integrated its early morning and last flights of the day, on which cargo demand is especially high. As a result, ANA's market share increased. In July, we launched cargo code-share operations with Air Do on the Tokyo–Sapporo and Tokyo–Asahikawa routes. Moreover, some domestic developments served to increase demand. In September, for example, speed limitation regulations were imposed on trucks, and as a result there was a shift from land transport to air transport.

In the second half of the fiscal year, business sentiment began to improve, and demand picked up. We also took steps to cultivate new demand. In November, we commenced Japan's first scheduled late-night cargo flights using Boeing 777-300 aircraft on the Tokyo–Sapporo route.

In mail, volume and the unit price both declined due to the transition from air to land transport by Japan Post, business lost to competitors due to changes in our flight schedule, and an increase in the number of bidders.

Haneda Airport Terminal 2 (image photo)



Source: Japan Airport Terminal Co., Ltd.

Domestic Operations
Segment Revenues as a Percentage of Operating Revenues


48.2%

Operating Revenues


(¥ Billions)
900
750
600
450
300
150
0
00/3
01/3
02/3
03/3
04/3

● International Operations

International Passenger Services

Recovery in Passenger Demand in the Second Half

At the beginning of the fiscal year under review, demand for international flights dropped drastically due to the war in Iraq and the outbreak of SARS, centered on Asia. In response, we took steps to adjust supply and reduce flight operations costs. We suspended service on the Kansai–Singapore, Kansai–Beijing, and Narita–Taipei routes and reduced service on the Narita–Hong Kong, Narita–Beijing, and Narita–Dalian routes. To increase revenues, we added flights on the Narita–Seoul route, where strong demand was expected, and we moved to twice-daily service on the Narita–Honolulu route.

In July, WHO announced that SARS was under control, and demand turned toward recovery. We quickly reinstated flights on routes where service had been suspended or cut back. On the other hand, on European and U.S. routes, the recovery from the influence of the war in Iraq and SARS took place more quickly than had been anticipated, and in the second half of the fiscal year demand improved significantly from the first half.

Highlights

- *The number of passengers declined 12.8% from the previous fiscal year, to 3.3 million.*
- *Available seat-kilometers were down 5.2%, to 24.6 billion, while revenue passenger-kilometers were down 9.5%, to 16.9 billion. As a result, the load factor dropped 3.3 points, to 68.8%.*
- *Passenger revenues were down 4.6%, to ¥176.9 billion.*
- *Unit revenues were ¥7.1, up ¥0.1 from the previous year. The yield rose ¥0.5 from the previous fiscal year, to ¥10.4.*





Bolstering Asian Routes, Centered on China

In the second half of the fiscal year, when demand recovered, we enhanced services to China, which is posting rapid economic growth. We made Narita–Shanghai service three times daily and Narita–Dalian service daily and increased service on the Narita–Qingdao, Kansai–Dalian, Kansai–Qingdao, and Kansai–Xiamen routes. Furthermore, we launched the Narita–Hangzhou, Narita–Shenyang, and Kansai–Hangzhou routes. In addition, in November we took another step to increase revenues with the launch of a daily, daytime charter on the Haneda–Seoul (Kimpo) route, taking advantage of the convenient access that these airports enjoy from metropolitan centers.

In services, we entered tie-ups with China International Airlines and Shanghai Airlines and started a service to make connections to



domestic China flights simpler and more convenient. In addition, to better meet the needs of the increasing number of Chinese passengers, in October we began to employ cabin attendants based in Shanghai. We made special efforts to enhance service on China routes.

International Cargo and Mail Services

Highlights

- *The volume of cargo carried increased 12.7%, to 220,502 tons, while international cargo revenues rose 7.0%, to ¥43.2 billion.*
- *The total volume of mail increased 20.0%, to 13,000 tons, and mail revenues rose 2.8%, to ¥3.1 billion.*

Strong Demand for International Cargo

Demand for shipments to Europe and the United States of DVD players, digital cameras, and LCD TVs was so strong that they became known as the Three New Treasures. In addition, demand for shipments of electronic parts, precision equipment, and other cargo to China was robust. As a result, performance in outbound shipments improved significantly from the previous year. Inbound shipments also grew substantially, due to a strong performance on China routes, where we have been operating the B767-300F freighter since September 2002. The effect of SARS was a concern at the beginning of the fiscal year, but cargo demand was virtually unaffected. Rather, the suspension of other companies' scheduled passenger flights reduced the capacity for the market as a whole, which increased the cargo volume for our freighter.

Mail services recorded a solid performance due to strong demand for special loads of outbound mail from Japan and overseas and for a new economy airmail service. At the same time, we made aggressive efforts to harness demand in China accompanying increased flights on China routes. The U.S. Postal Service's consolidation of international mail handling in New York decreased the volume of mail we carried, and our unit price decreased due to Japan Post's postage price cut. As a result, although the volume of mail handled increased by a large margin from the previous year, revenues recorded only a slight increase.

● Other

Other revenues include revenues from aircraft maintenance; from contracts to provide ground services, such as passenger check-in and baggage handling for other airlines; and from in-flight sales. In the year under review, we worked to increase other revenues, which rose 14.9%, to ¥93.0 billion.

International Operations
Segment Revenues as a Percentage of Operating Revenues


15.9%

Operating Revenues


(¥ Billions)
300
250
200
150
100
50
0
00/3
01/3
02/3
03/3
04/3



Boeing 767-300F freighter

Travel Services

Start of New Marketing Organization—Increased Revenues and Profits

ANA Sales and Tours Co., Ltd., merged with All Nippon Airways World Tours Co., Ltd., All Nippon Airways Travel Co., Ltd., and ANA Sky Holiday Tours Co., Ltd., and was relaunched with a new marketing organization in April 2003. During the fiscal year under review, we worked to achieve greater efficiency accompanying the integration of these subsidiaries and to reduce costs. As a result, we achieved increases in revenues and profits.

Highlights

- *Operating revenues were ¥168.6 billion, up 3.5% from the previous fiscal year.*
- *Operating expenses rose 2.6%, to ¥166.5 billion.*
- *Operating income increased substantially, up 253.9%, to ¥2.0 billion.*
- *Domestic package tours revenues increased 10.7%, to ¥116.7 billion.*
- *International package tours revenues declined 24.5%, to ¥29.0 billion.*
- *Other revenues rose 20.6%, to ¥22.8 billion.*
- *The segment accounted for 11.9% of total operating revenues before eliminations.*

Increased Domestic Revenues Offset Lower Overseas Revenues

In domestic travel, in particular, sales of our tours to Okinawa and Hokkaido were favorable. As a result, domestic package tours revenues increased 10.7%, to ¥116.7 billion.

In overseas travel, however, at the beginning of the fiscal year, the war in Iraq and the outbreak of SARS resulted in a severe decline in demand. The decrease was especially large on China routes and other Asian routes, and early in the year the operating environment was extremely difficult. However, starting in the second quarter, demand gradually began to recover, and sales of tours, particularly to Europe, were strong. Nonetheless, toward the end of the fiscal year the spread of avian influenza reduced demand on Asian routes. As a result, international package tours revenues declined significantly, to ¥29.0 billion, down 24.5%.

Travel Services
Segment Revenues as a Percentage of Operating Revenues


11.9%

Operating Revenues / Operating Income (Loss) Margin


(¥ Billions)
(%)
180
150
120
90
60
30
0
4
3
2
1
0
–1
–2
00/3
01/3
02/3
03/3
04/3
Operating Revenues (left scale)
Operating Income (Loss) Margin


ANA
ANA SQUARE
ANA SQUARE


ハワイ
グアム
アジア
中国

Hotel Operations

Signs of Improved Profitability in Hotel Operations

As part of our hotel business restructuring plan, at ANA Hotel & Resorts Co., Ltd., which provides management support for our chain hotels, we promoted the use of profit management techniques to enhance profitability for the chain as a whole. We continued to carry out renovation work to increase the value of our hotel facilities. We did extensive renovation work on banquet rooms and restaurants in our flagship ANA Hotel Tokyo, in ANA Hotel Narita, and in Okinawa Harbor-View Hotel.

Nonetheless, despite good results at resort hotels in the Okinawa region, sales from guest rooms and banquet rooms, especially in urban hotels, dropped sharply in the first half of the year due to the war in Iraq and the SARS outbreak. Signs of a gradual recovery in performance were seen in the second half of the year, but we recorded an operating loss for the year, due in part to the need to halt sales during renovation work.

Overseas, we had disposed of all assets by the end of the previous fiscal year.





Highlights

- *Operating revenues increased 5.3%, to ¥68.8 billion.*
- *Operating expenses declined 6.1%, to ¥69.4 billion.*
- *Operating loss improved significantly, down 49.6%, to ¥0.6 billion.*
- *Accommodation revenues were down 6.7%, to ¥23.0 billion.*
- *Banquet revenues declined 4.1%, to ¥18.0 billion.*
- *Food and beverage revenues decreased 5.3%, to ¥15.8 billion.*
- *Other revenues declined 4.6%, to ¥11.9 billion.*
- *The hotel segment accounted for 4.9% of total operating revenues before eliminations.*

Hotel Operations
Segment Revenues as a Percentage of Operating Revenues


4.9%

Operating Revenues / Operating Income (Loss) Margin


(¥ Billions)
(%)
120
100
80
60
40
20
0
8
6
4
2
0
–2
–4
00/3
01/3
02/3
03/3
04/3
Operating Revenues (left scale)
Operating Income (Loss) Margin

Other Businesses

Highlights

- *Total operating revenues in the other businesses segment came to ¥177.0 billion, an increase of 2.2% from the previous fiscal year.*
- *Operating expenses rose 2.7%, to ¥172.3 billion.*
- *Operating income was ¥4.6 billion, down 11.9%.*
- *Trading and retailing revenues increased 1.6%, to ¥120.5 billion.*
- *Information and telecommunications revenues rose 0.2%, to ¥19.6 billion.*
- *Real estate and building maintenance revenues were up 8.3%, to ¥18.2 billion.*
- *Other revenues increased 2.7%, to ¥18.5 billion.*
- *The other businesses segment accounted for 12.5% of total operating revenues before eliminations.*


ANA FESTA

Overview of Operations

Trading and Retailing

Key subsidiary All Nippon Airways Trading Co., Ltd., which conducts trading and sales of goods, was adversely affected by the outbreak of SARS and the decline in passenger numbers on domestic and international routes. As a result, lower revenues were recorded in shop management and duty-free operations. In addition, revenues from aircraft parts declined due to a substantial drop in volume. Revenues from machinery rose.

Information and Telecommunications

Key subsidiary Infini Travel Information, Inc., which provides a reservation and ticketing system for international flights, recorded a substantial decline in revenues. This decrease was primarily the result of the adverse influence of the decline in the number of passengers on international routes following the SARS and avian influenza outbreaks. ANA Information Systems Planning Co., Ltd., which develops, maintains, and operates information systems for ANA and other Group companies, recorded lower revenues due to a major reduction in system investment within the Group.

Real Estate and Building Management and Maintenance

ANA Real Estate Co., Ltd., which handles real estate sales, rentals, and building management and maintenance, recorded strong results in its rental business during the year under review. Through efficient property management, the company maintained a high occupancy rate for buildings and management costs were reduced. In addition, three sublease condominiums—a non-asset business field—were opened. Contributions to higher revenues were also made by an increase in ANA mileage-related products in the real estate and insurance agency businesses and sales of real estate for condominiums. As a result, higher revenues and profits were recorded.



Other Businesses
Segment Revenues as a Percentage of Operating Revenues


12.5%

Operating Revenues / Operating Income (Loss) Margin


(¥ Billions)
(%)
240
200
160
120
80
40
0
5
4
3
2
1
0
-1
00/3
01/3
02/3
03/3
04/3
Operating Revenues (left scale)
Operating Income (Loss) Margin

1. Fundamental Approach

To continue to increase enterprise value, ANA believes that it must implement corporate governance in a way that maintains transparency and fulfills the responsibility to disclose information to shareholders.

2. Corporate Governance System

As of March 2004, ANA's management system comprises 15 directors, 4 auditors, and 28 corporate executive officers (including those who are both directors and corporate executive officers). For important administrative issues, discussions are held and decisions are made by the Management Committee, with the president and representative director serving as chairman and 11 board members, who are executive and senior vice presidents of the Company, serving as committee members. As a matter of law, certain issues must be considered by the board of directors, which makes the final decision on such matters.

The board of directors is headed by the chairman, and in addition to the directors, two of whom are outside directors, includes four auditors, two of whom are outside auditors. The board of directors met 17 times in the year under review, including extraordinary meetings.

3. Activities in the Year under Review

• *Advisory Board*

ANA's corporate governance systems extend beyond those institutions required by law. In order to hear frank and open comments about the Company's management, ANA has established the Advisory Board, which consists of seven members with a range of backgrounds. The board met four times during the year under review.

• *Internal Control System*

ANA has taken the following steps to strengthen and promote its internal control system, which is a key part of its corporate governance infrastructure:

1. Risk management functions

To increase the stability of operational administration by tracking, managing, and responding appropriately to risks that could have a significant effect on Group management, in July 2002 we formed the Risk Management Committee, thereby preparing for the establishment of a Company-wide risk management system extending from operational risks to disaster risks.

In the year under review, risk management leaders were selected from key departments. In addition to training, risk management was introduced in the Head Office and Marketing Section, which have significant influence on operational risks. In addition, we strengthened our risk management system by combining the Risk Management Committee and the Aviation Security and Crisis Management Committee, and, at the same time, by moving the Information Security Section from the IT Strategic Promotion Committee to the Risk Management Committee. Moreover, to enhance our ability to respond to crises, we are working to prepare a range of crisis response manuals and to formulate operational continuance plans that take into account the possibility of a large-scale earthquake.

In the future, we will continue working to build risk management and crisis management systems that include the promotion of risk management throughout the Company and Group.

2. Compliance functions

To ensure compliance with ethics, laws, and internal regulations; to promote sound, stable management Groupwide; and to create enterprise value, in April 2003 we formed the Compliance Committee and appointed compliance officers and compliance leaders. At the same time, we worked to formulate ANA Group behavioral standards and to promote the understanding of compliance related issues.

3. Internal audit functions

In April 2003, we established the Internal Audit Division. The division will examine and evaluate all management activities to verify the legality, rationality, and ethicality of management and operational systems and administrative execution. The division will make suggestions and proposals targeting improvement and rationalization. We began initiatives targeting the protection of corporate assets and the enhancement of management efficiency and implemented regular and non-regular audits of Group companies and overseas offices.

As a company that continues to move forward in tandem with society, ANA positions environmental conservation and social contribution as two of its most important issues.

Environmental Conservation

•Promotion of ANA Group Ecology Plan
The ANA Group has formulated the ANA Group Ecology Plan, a five-year plan that covers the period through March 2008, and the Group is promoting environmental conservation.

The principal details of the plan are as follows. (1) The entire ANA Group will work together to promote environmental management. (2) We have set our target for reductions in CO_2 emissions from aircraft at 2% above the industry target set by the Scheduled Airlines Association, and we have advanced the target deadline by three years. Our target is to reduce CO_2 emissions per available seat-kilometer in the year ending March 2008 to 12% less than the level in the year ended March 1991. (3) We will work to reduce emissions and to promote recycling, aiming for the achievement of zero emissions in the future. (4) We will set numerical targets for waste generation. (5) We will make environment-related social contributions.

•World's First Carbon Fiber Seat Cushion
ANA has succeeded in commercializing carbon fiber seat cushions, which have been the subject of many years of joint research. The new cushions are 100% recyclable, a goal that proved difficult to achieve with the previous urethane cushions. The new cushions have been in use on aircraft since July 2003. Because they are light and fire resistant and they do not emit harmful gases, the Company has received inquiries about the cushions from subway operators and the aerospace industry.



•ANA Receives High Environmental Rating
In the Sustainable Management Rating conducted by the Sustainable Management Rating Institute of the Sustainable Management Society of Japan, ANA received a high evaluation, ranking as one of the "11 Best-Practice Companies" out of 75 large corporations in Japan.

Social Contribution

•Supporting People in Asian Countries
In accordance with the last wish of ANA's second president, Okazaki Kaheita, the Okazaki Kaheita International Scholarship Foundation was established in March 1990 with the goal of helping people in Asian countries to cultivate their skills and talents. The foundation, which is marking the 15th year since its establishment, selects college graduates from eligible countries, invites them to Japan, and provides support for study at graduate schools in Japan. Currently, 11 students from seven countries are studying in Japan.

•48th Year of Lily of the Valley Activities
To provide encouragement to patients in hospitals, since 1956 ANA has delivered lilies of the valley to about 50 hospitals and medical institutions throughout Japan. The flowers signify the return of happiness. ANA Group employees make pressed flowers by hand before they are presented so that the flowers of happiness do not wilt.





Management Members

(As of June 25, 2004)



Kichisaburo Nomura
Chairman of the Board



Yoji Ohashi
President & CEO



Mineo Yamamoto
Senior Executive Vice President



Hiromichi Toya
Senior Executive Vice President



Suguru Omae
Senior Executive Vice President



Masahiko Takada
Executive Vice President



Katsuhiko Kitabayashi
Executive Vice President



Masao Nakano
Executive Vice President



Koshichiro Kubo
Executive Vice President



Shinichiro Ito
Executive Vice President



Kenichiro Hamada
Executive Vice President

Board of Directors

Chairman of the Board

Kichisaburo Nomura

President & Chief Executive Officer

Yoji Ohashi

Senior Executive Vice Presidents

Mineo Yamamoto[1]
Hiromichi Toya[1]
Suguru Omae[1]

Executive Vice Presidents

Masahiko Takada[1]

Katsuhiko Kitabayashi[1]
Masao Nakano[1]
Koshichiro Kubo[1]
Shinichiro Ito[1]
Kenichiro Hamada[1]

Shin Nagase[1]
Tomohiro Hidema[1]
Keisuke Okada[1]

Yoshinori Ueyama[2]
Misao Kimura[2]

Corporate Auditors

Wataru Kubo
Kunitaka Kajita
Koichiro Ono
Shingo Matsuo

Corporate Executive Officers

Senior Vice Presidents

Isamu Komatsu
Akinori Nomoto
Kenkichi Honbo

Hideo Koyanagi
Junji Onishi
Minoru Aimono
Katsuyori Kikuchi
Shinsuke Maki
Hiroyuki Ito
Mitsuo Morimoto
Junko Yamauchi
Toru Suzuki
Fumiaki Yonesato
Hiroyuki Fujii
Seiichiro Hidaka
Toshihiro Iwanaka
Osamu Asakawa
Atsuro Takahashi
Osamu Shinobe

Notes: 1. Also holds a position as corporate executive officer.
2. External director

Management's Discussion and Analysis

Overview

In the first half of the year under review, the Japanese economy failed to break out of its slump and remained on a deflationary course. As a result, employment and income conditions were poor. In addition, the unstable international situation, including the war in Iraq and the outbreak of SARS, reinforced uncertainty about future business conditions. ANA's operating environment was challenging in both domestic and international markets. In summer, however, capital investment picked up as corporate profitability, centered on manufacturing, began to improve. Also, in the second half of the fiscal year, the global economy turned toward recovery, led by the United States and China, and as a result exports from Japan continued to expand. In addition, there were some signs of a recovery in business conditions, such as improvement in domestic stock markets, which had been lagging.

In the airline industry, demand, especially tourism demand, declined substantially on international routes at the beginning of the year due to the war in Iraq and the outbreak of SARS. All airlines took steps to adjust supply, such as reducing flights in line with lower demand. In the second half of the fiscal year, the adverse influences weakened, and demand began to improve.

On domestic routes, demand was flat due to the sluggish economy, and competition intensified as airlines moved to secure business. Moreover, in October 2003, Shinkansen bullet train service started from Shinagawa Station, in Tokyo, and Nozomi Shinkansen service was expanded. Competition with other transportation companies continued to intensify.

Improving Profitability

In this setting, to ensure that the ANA Group can secure steady profits even as deflationary conditions continue, in February 2003 we formulated the Cost Reduction Plan, aiming to convert to a profit structure that does not depend excessively on increasing revenues. This plan spells out thorough cost reforms for the three-year period from April 2003 to March 2006. A key objective is to reduce costs by ¥30.0 billion Groupwide over the three-year period covered by the plan.

In the year under review, in accordance with this plan, we implemented a series of cost reduction measures. We revised the retirement allowance and pension benefit plan; reduced the workforce; reevaluated the wage system for managerial



Operating Revenues
(¥ Billions)
1,500
1,200
900
600
300
0
1,209.6
1,279.6
1,204.5
1,215.9
1,217.5
2000/3
2001/3
2002/3
2003/3
2004/3



Operating Income (Loss)
(¥ Billions)
■ Operating Income ▨ Operating Income (Loss) Margin
(%)
90
60
30
0
-30
9
6
3
0
-3
31.5
82.2
22.9
-2.5
34.3
2.6
6.4
1.9
-0.2
2.8
2000/3
2001/3
2002/3
2003/3
2004/3

Summary of Financial Results

Years ended March 31,	Yen (Millions) except per share amounts 2004	2003	% Year-on-year change
Operating revenues	¥1,217,596	¥1,215,909	+ 0.1%
Operating expenses	1,183,242	1,218,506	− 2.9
Operating income (loss)	34,354	(2,597)	–
Non-operating income (expenses)	867	(52,224)	–
Income (loss) before income taxes and minority interests	35,221	(54,821)	–
Income taxes	10,429	(27,829)	–
Minority interests	36	1,264	− 97.2
Net income (loss)	¥ 24,756	¥ (28,256)	–
Per share data:			
Net income (loss)	¥16.14	¥(18.42)	–
Net income assuming full dilution	14.10	–	–
Cash dividends	3.00	–	–

employees; and returned the substituted portion of the employee pension fund managed on behalf of the government (*Daiko-henjo*). In this way, we reduced personnel costs by ¥15.0 billion. In addition, we aggressively worked to use smaller aircraft by matching supply and demand, reducing flight operations costs by ¥4.0 billion. In total, we reduced costs by ¥19.0 billion.

Performance in the Year Ended March 2004



Net Income (Loss)
(¥ Billions)
60
30
0
-30
40.2
24.7
-15.2
-9.4
-28.2
2000/3
2001/3
2002/3
2003/3
2004/3

In a challenging operating environment, the Company's operating revenues rose 0.1%, to ¥1,217.5 billion, due to the implementation of a range of measures to stimulate demand and of fare policies. Due primarily to the aggressive acceleration of the Cost Reduction Plan, operating expenses declined 2.9%, to ¥1,183.2 billion. As a result of these efforts to improve profitability, ANA recorded operating income of ¥34.3 billion, compared with an operating loss of ¥2.5 billion in the previous year.

In non-operating items, the Company recorded income, such as a special gain of ¥6.6 billion accompanying the return of the substituted portion of the employee pension fund managed on behalf of the government (*Daiko-henjo*), and expenses, such as a special loss of ¥15.7 billion due to the sale or disposal of property and equipment. After income taxes, including the effect of accounting for deferred income taxes stemming from the application of the interperiod allocation method, net income was ¥24.7 billion, a substantial improvement from the ¥28.2 billion net loss recorded in the previous fiscal year.

Operating Revenues

The ANA Group's operating revenues consist of air transportation revenues, travel services revenues, hotel operations revenues, and other businesses revenues.

Air Transportation Revenues

Air transportation revenues edged up 0.6%, to ¥997.9 billion. Domestic operations revenues accounted for 68.2% of air transportation revenues, international operations revenues for 22.4%, and other revenues for 9.3%.

Travel Services Revenues

Travel services revenues rose 3.5%, to ¥168.6 billion.

Hotel Operations Revenues

Hotel operations revenues declined 5.3%, to ¥68.8 billion.

Other Businesses Revenues

Other businesses revenues increased 2.2%, to ¥177.0 billion.



Available Seat-km
(ASK, Billions)
■Domestic □International
100
80
60
40
20
0
33.7
32.4
26.9
25.9
24.6
60.0
61.0
60.9
62.5
63.1
2000/3
2001/3
2002/3
2003/3
2004/3



Revenue Passenger-km
(RPK, Billions)
■Domestic □International
80
60
40
20
0
22.5
24.1
17.7
18.7
16.9
38.4
38.4
38.7
40.3
38.8
2000/3
2001/3
2002/3
2003/3
2004/3

Years ended March 31,	Yen (Millions) 2004	2003	% Year-on-year change
Air Transportation Revenues			
Domestic Operations Revenues:			
Passenger revenues	¥ 644,861	¥ 646,854	– 0.3%
Cargo revenues	26,670	24,330	+ 9.6
Mail revenues	9,241	10,561	– 12.5
Other revenues	319	314	+ 1.6
Total revenues from domestic operations	681,091	682,059	– 0.1
International Operations Revenues:			
Passenger revenues	176,956	185,481	– 4.6
Cargo revenues	43,205	40,393	+ 7.0
Mail revenues	3,147	3,061	+ 2.8
Other revenues	567	559	+ 1.4
Total revenues from international operations	223,875	229,494	– 2.4
Subtotal	904,966	911,553	– 0.7
Other revenues	93,011	80,934	+ 14.9
Total	997,977	992,487	+ 0.6
Travel Services Revenues			
Domestic package tours revenues	116,706	105,430	+ 10.7
International package tours revenues	29,042	38,489	– 24.5
Other revenues	22,862	18,951	+ 20.6
Total	168,610	162,870	+ 3.5
Hotel Operations Revenues			
Accommodation revenues	23,031	24,676	– 6.7
Banquet revenues	18,014	18,788	– 4.1
Food and beverage revenues	15,821	16,702	– 5.3
Other revenues	11,975	12,547	– 4.6
Total	68,841	72,713	– 5.3
Other Businesses Revenues			
Trading and retailing revenues	120,585	118,653	+ 1.6
Information and telecommunications revenues	19,675	19,641	+ 0.2
Real estate and building maintenance revenues	18,212	16,820	+ 8.3
Other revenues	18,558	18,075	+ 2.7
Total	177,030	173,189	+ 2.2
Total Revenues	1,412,458	1,401,259	+ 0.8
Intercompany Eliminations	(194,862)	(185,350)	+ 5.1
Consolidated Revenues	¥1,217,596	¥1,215,909	+ 0.1

Note: Segment revenues figures are before intercompany eliminations.


Load Factor
(%)
■Domestic □International
80
75
70
65
60
0
74.4
72.1
68.8
66.7
66.1
63.9
63.0
63.6
64.6
61.5
2000/3
2001/3
2002/3
2003/3
2004/3


Unit Revenues
(¥/ASK)
■Domestic □International
12
9
6
3
0
10.9
11.0
10.8
10.3
10.2
5.4
6.4
6.3
7.1
7.2
2000/3
2001/3
2002/3
2003/3
2004/3

Years ended March 31,	2004	2003	% Year-on-year change
Domestic Operations			
Domestic Passengers:			
Passengers (thousands)	44,784	47,133	– 5.0%
Available seat-km (ASK, millions)	63,146	62,565	+ 0.9
Revenue passenger-km (RPK, millions)	38,857	40,388	– 3.8
Passenger load factor (%, percentage points[3])	61.5	64.6	– 3.1[3]
Unit revenues (¥/ASK)	10.2	10.3	– 1.2
Passenger yield (¥/RPK)	16.6	16.0	+ 3.6
Domestic Cargo:			
Cargo ton (ton)	415,463	383,583	+ 8.3
Cargo ton-kilometer (ton-km)	402,011	371,224	+ 8.3
Cargo ton-kilometer yield (¥/ton-km)	66.3	65.5	+ 1.2
Domestic Mail:			
Mail ton (ton)	73,226	78,354	– 6.5
Mail ton-kilometer (ton-km)	78,549	82,431	– 4.7
International Operations			
International Passengers:			
Passengers (thousands)	3,301	3,783	– 12.8
Available seat-km (ASK, millions)	24,626	25,974	– 5.2
Revenue passenger-km (RPK, millions)	16,950	18,719	– 9.5
Passenger load factor (%, percentage points[3])	68.8	72.1	– 3.3[3]
Unit revenues (¥/ASK)	7.2	7.1	+ 0.6
Passenger yield (¥/RPK)	10.4	9.9	+ 5.4
International Cargo:			
Cargo ton (ton)	220,502	195,669	+ 12.7
Cargo ton-kilometer (ton-km)	1,040,318	957,721	+ 8.6
Cargo ton-kilometer yield (¥/ton-km)	41.5	42.2	– 1.5
International Mail:			
Mail ton (ton)	13,480	11,237	+ 20.0
Mail ton-kilometer (ton-km)	62,757	56,735	+ 10.6
Unit costs (¥/ASK)	11.1	11.3	– 2.0

Notes: 1. Domestic and international figures include the operations of the parent company ANA and subsidiaries Air Nippon Co., Ltd. (ANK), Air Japan Co., Ltd. (AJX), Air Hokkaido Co., Ltd. (ADK), and Air Nippon Network Co., Ltd. (AKX).
2. Unit revenues, passenger yield, and cargo ton-kilometer yield amounts were calculated using revenues figures before the elimination of intra-segment transactions.
3. For domestic and international passenger load factors, year-on-year change figures are in percentage points.

Operating Expenses

Due to the aggressive acceleration of the Cost Reduction Plan, operating expenses declined 2.9%, to ¥1,183.2 billion.

Air Transportation Expenses

Air transportation expenses declined 2.9%, to ¥970.7 billion.

•Fuel and fuel tax

Fuel and fuel tax expenses declined 2.6%, to ¥143.6 billion. This decline was primarily attributable to the smaller scale of operations on international flights and to the use of smaller aircraft on domestic flights to match supply with demand.

•Landing and navigation fees

Landing and navigation fees rose 0.6%, to ¥100.6 billion. Although the scale of operations on international flights was smaller, the marginal increase was due primarily to higher landing fees at Osaka (Itami) Airport.

•Aircraft leasing

Aircraft leasing expenses rose 14.1%, to ¥94.6 billion, due primarily to an increase in the portion attributable to new code-share partners on domestic and international routes in the year under review.

•Depreciation and amortization

Depreciation and amortization expense rose 4.6%, to ¥56.0 billion. This increase was due to the acquisition of two Boeing 777-300 aircraft and one Airbus A320-200 aircraft.

•Aircraft maintenance—parts and contracts

Parts expenses and contract expenses declined 9.2%, to ¥51.6 billion, due principally to the introduction of a framework for more effective engine maintenance.

•Personnel

Personnel expenses declined 6.3%, to ¥220.0 billion, due to aggressive implementation of personnel cost structure reforms, such as reducing wages of managerial employees by 5%, reevaluating the retirement allowance system, returning the substituted portion of the employee pension fund (*Daiko-henjo*), and reducing the workforce.

•Insurance premiums

Insurance premiums decreased 45.3%, to ¥9.7 billion.

•Other

Other expenses were down 3.8%, to ¥294.2 billion, due primarily to reductions in advertising expenses, in-flight service expenses, and sales commissions.

Travel Services Expenses

Travel services expenses rose 2.6%, to ¥166.5 billion. There was a marked shift from international travel to domestic travel due to the influence of the war in Iraq and the outbreak of SARS, and domestic package tours revenues increased, leading to a rise in expenses.

Hotel Operations Expenses

Hotel operations expenses declined 6.1%, to ¥69.4 billion, due primarily to the sale in the previous fiscal year of the ANA Grand Hotel Vienna and the ANA Hotel Sydney. As a result of the sale, the expenses of these hotels were not recorded in the year under review.

Other Businesses Expenses

Other businesses expenses rose 2.7%, to ¥172.3 billion. Higher revenues from trading and retailing and from real estate and building maintenance led to higher expenses.

	Yen (Millions)		%
Years ended March 31,	2004	2003	Year-on-year change
Air Transportation Expenses			
Fuel and fuel tax	¥ 143,620	¥ 147,399	– 2.6%
Landing and navigation fees	100,692	100,075	+ 0.6
Aircraft leasing	94,675	82,993	+ 14.1
Depreciation and amortization	56,077	53,602	+ 4.6
Aircraft maintenance—parts and contracts	51,639	56,882	– 9.2
Personnel	220,029	234,748	– 6.3
Insurance premiums	9,746	17,827	– 45.3
Other	294,225	305,874	– 3.8
	970,703	999,400	– 2.9
Travel Services Expenses	166,543	162,286	+ 2.6
Hotel Operations expenses	69,483	73,987	– 6.1
Other Businesses Expenses	172,339	167,865	+ 2.7
Total Operating Expenses	1,379,068	1,403,538	– 1.7
Intercompany Eliminations	(195,826)	(185,032)	+ 5.4
Consolidated Operating Expenses	¥1,183,242	¥1,218,506	– 2.9

Note: Operating expenses figures are before intercompany eliminations.

Non-Operating Income (Expenses)

The Company recorded net non-operating income of ¥0.8 billion in the year under review, a substantial improvement from net non-operating expenses of ¥52.2 billion in the previous year. Details are as follows:

Interest and dividend income declined 15.4%, to ¥5.7 billion. Interest expenses decreased 12.0%, to ¥22.2 billion, and net financial expense improved by ¥1.9 billion, to ¥16.4 billion.

Gain on sale of property and equipment rose 9.7%, to ¥2.1 billion, due to the sale of company housing. Loss on sale or disposal of property and equipment decreased 3.4%, to ¥15.7 billion.

Gain on sale of investments in securities was up 105.1%, to ¥1.0 billion.

Gain on return of the substituted portion of the employee pension fund managed on behalf of the government (*Daiko-henjo*) for ANA and ANK was ¥6.6 billion. Amortization of net transitional retirement benefit obligation decreased 5.2%, to ¥6.9 billion.

Net other income was ¥8.5 billion, compared with net other expense of ¥15.8 billion in the previous year, when the sale of overseas hotels resulted in a loss of ¥22.8 billion on disposal of related operations.

	Yen (Millions)		%
Years ended March 31,	2004	2003	Year-on-year change
Interest and dividend income	¥ 5,791	¥ 6,843	– 15.4%
Gain on sale of property and equipment	2,197	2,002	+ 9.7
Interest expenses	(22,247)	(25,283)	– 12.0
Loss on sale or disposal of property and equipment	(15,742)	(16,304)	– 3.4
Equity in income of affiliates	242	364	– 33.5
Rebate on aircraft purchases	23,220	5,976	+ 288.6
Gain on sale of investments in securities	1,081	527	+ 105.1
Gain on return of the substituted portion of the employee pension fund	6,662	–	–
Amortization of net transitional retirement benefit obligation	(6,943)	(7,321)	– 5.2
Special retirement benefit expenses	(1,957)	(3,191)	– 38.7
Other, net	8,563	(15,837)	–
Total	¥ 867	¥(52,224)	–

Passenger Data by Routes (International)

Transpacific Routes

Early in the fiscal year under review, Transpacific routes were affected by the war in Iraq and the SARS outbreak, but subsequently demand recovered, centered on business demand. As a result, the load factor for the full fiscal year increased from the previous year. Also, from the year under review, we incorporated weekend rates into standard fares on flights departing from Japan and worked to increase unit prices. As a result, revenues rose.

European Routes

As with Transpacific routes, early in the fiscal year European routes were affected by the war in Iraq and other factors. In the second half of the year, demand recovered, and revenues increased from the previous year.

China and Other Asian Routes

In response to the outbreak of SARS, we moved quickly to adjust supply, taking such steps as using smaller aircraft and reducing flights. However, after WHO lifted the travel advisory for Beijing, we rapidly resumed flights, and as a result we succeeded in aggressively securing business demand. In the second half of the year, we implemented measures to enhance our network, such as the start of thrice-daily service on the Narita–Shanghai route and the opening of Narita–Hangzhou and Kansai–Hangzhou routes.

	Passenger revenues Yen (Millions)		RPK (Millions)		ASK (Millions)		Load factor (%)	
Years ended March 31,	2004	2003	2004	2003	2004	2003	2004	2003
Transpacific	¥ 56,888	¥ 56,268	7,087	7,267	9,403	9,749	75.4	74.5
Europe	51,191	50,025	5,149	5,305	6,869	7,058	75.0	75.2
China	30,368	35,814	1,294	1,553	2,963	2,513	43.7	61.8
Asia	34,217	43,769	3,419	4,593	5,388	6,653	63.5	69.0
Total	¥172,666	¥185,877	16,950	18,719	24,626	25,974	68.8	72.1

Note: The figures in this table are based on actual on-board revenues.

Per Share Data

Net income per share was ¥16.14, compared with net loss per share of ¥18.42 in the previous year. Equity per share increased 22.7% from the previous year, to ¥97.66. Dividends per share were ¥3.00.

Cash Flows

Fundamental Approach to Sources of Funds

The fundamental approach of the ANA Group is to keep capital investment within the limits of operating cash flows (including repayment of lease obligations) and to manage free cash flow and expand shareholders' equity while controlling increases in interest-bearing debt. Our objective is to achieve our medium to long term target for the debt / equity ratio of 4 times, and, at the same time, to increase the soundness of our financial position.

Overview of the Year under Review

The Company's income before income taxes and minority interests of ¥35.2 billion plus non-cash expenses, such as depreciation and amortization, minus an increase in accounts receivable and a decrease in accounts and notes payable–trade contributed to net cash provided by operating activities of ¥89.7 billion.

Net cash used in investing activities was ¥95.8 billion. Major items were the acquisition of aircraft, advance payments for aircraft, and the purchase of aircraft parts.

The Company repaid debt and raised new funds through borrowing and bond issuance, and net cash provided by financing activities was ¥82.8 billion.

As a result, the year-end balance of cash and cash equivalents was ¥234.5 billion, an increase of 48.3% from the previous year-end, due to funds that were secured for bond redemptions in the fiscal year ending March 2005.

	Yen (Millions)	
Years ended March 31,	2004	2003
Net cash provided by operating activities	¥ 89,793	¥ 85,952
Net cash used in investing activities	(95,882)	(52,478)
Net cash provided by (used in) financing activities	82,867	(63,364)
Effect of exchange rate changes on cash and cash equivalents	(375)	(795)
Net increase (decrease) in cash and cash equivalents	76,403	(30,685)
Cash and cash equivalents at beginning of year	158,121	188,648
Net increase resulting from changes in scope of consolidation	–	158
Cash and cash equivalents at end of year	¥234,524	¥158,121

Net Cash Provided by Operating Activities


(¥ Billions)
150
120
90
60
30
0
77.2
148.7
33.9
85.9
89.7
2000/3
2001/3
2002/3
2003/3
2004/3

Interest Coverage Ratio


(%)
3
2
1
0
–1
1.0
2.6
1.0
0.1
1.8
2000/3
2001/3
2002/3
2003/3
2004/3

Financial Position

Total Assets

Total assets at year-end were up 8.5%, to ¥1,565.1 billion.

Current Assets

Current assets increased substantially, up 30.2%, to ¥463.3 billion. This increase was largely attributable to growth in cash, marketable securities, and other current assets. Funds were raised for redemptions of bonds in the fiscal year ending March 2005, leading to the increase in the year-end cash balance.

Fixed Assets

Fixes assets rose 1.4%, to ¥1,100.8 billion. This increase was principally due to purchases and repair of aircraft. Deferred income taxes–non-current were down 22.7%, to ¥38.4 billion. This decrease was primarily attributable to net income recorded in the year under review.

Liabilities

Liabilities increased 7.3%, to ¥1,406.1 billion.

Interest-bearing debt, including long-term and short-term debt, was up 9.1%, to ¥1,031.7 billion.

In the year under review, the Company issued ¥40.0 billion in notes and ¥40.0 billion in convertible bonds in preparation for the maturity of ¥20.0 billion in bonds in April 2004 and ¥89.7 billion in convertible bonds in March 2005.



Total Assets
(¥ Billions)
2,000
1,500
1,000
500
0
1,534.6
1,451.4
1,510.9
1,442.5
1,565.1
2000/3
2001/3
2002/3
2003/3
2004/3



Interest-Bearing Debt (Including lease obligations)
(¥ Billions)
■ Interest-bearing debt □ Lease obligations*
2,000
1,500
1,000
500
0
460.0
1,112.3
421.0
935.7
361.0
1,017.8
340.0
945.3
322.0
1,031.7
2000/3
2001/3
2002/3
2003/3
2004/3

* Lease obligations = notional principal for leases + residual value after lease termination

	Yen (Millions)		%
As of March 31,	2004	2003	Year-on-year change
Short-term debt:			
Short-term bank loans	¥ 25,083	¥ 22,132	+ 13.3%
Current portion of long-term loans	71,725	61,784	+ 16.1
Current portion of bonds and notes	109,749	–	–
	206,557	83,916	+ 146.1
Long-term debt (excluding current portion):			
Loans, principally from banks	505,462	509,747	– 0.8
Notes and bonds	319,694	351,732	– 9.1
	825,156	861,479	– 4.2
Total interest-bearing debt	¥1,031,713	¥945,395	+ 9.1

In response to a request by ANA, Japan Credit Rating Agency, Ltd. (JCR), and Rating and Investment Information, Inc. (R&I), as of July 2004, gave ratings of BBB+ and BBB, respectively, on long-term bonds issued by ANA.



Bond Rating
JCR
R&I
AA
AA⁻
A⁺
A
A⁻
BBB⁺
BBB
BBB⁻
June 1999
Aug. 2000
Aug. 2001
Aug. 2002
Aug. 1999
Sept. 1998
July 2003
Sept. 2001
July 2004
1998/3
1999/3
2000/3
2001/3
2002/3
2003/3
2004/3

Minority Interests

Minority interests declined 13.5%, to ¥8.9 billion.

Shareholders' Equity

•Fundamental Approach to Shareholders' Equity

As the 2009 re-extension of Haneda Airport approaches, ANA believes that enhancing its shareholders' equity is an important issue. We will steadily implement management plans and strategies, such as the Mid-Term Corporate Plan, build a structure that can generate profits in any management environment, accumulate profits, and increase shareholders' value.

The "Law on the Partial Revision of the Commercial Code and the Law Regarding Special Exceptions to the Commercial Code Concerning the Auditing, etc., of Corporations," which took effect in 2003, allows the acquisition of treasury stock as approved by the board of directors in accordance with the articles of incorporation. To ensure flexibility in capital policy, a provision for treasury stock acquisition was added to the Company's articles of incorporation.

•Shareholders' Equity at End of the Year under Review

Shareholders' equity was up 23.1% from the end of the previous fiscal year, to ¥150.0 billion. Common stock rose 0.6%, to ¥86.7 billion, due to the conversion of a portion of outstanding convertible bonds. Capital surplus was reduced 49.0%, to ¥53.1 billion, due primarily to a ¥51.6 billion transfer to earned surplus. The transfer from capital surplus of ¥51.6 billion, combined with net income of ¥24.7 billion, eliminated the earned deficit of ¥67.3 billion and resulted in earned surplus of ¥8.8 billion.

The equity ratio improved 1.1 percentage points, to 9.6%.


Total Shareholders' Equity
(¥ Billions)
■ Total Shareholders' Equity □ Equity Ratio
(%)
200
150
100
50
0
12
9
6
3
0
97.4
150.5
138.6
121.9
150.0
6.4
10.4
9.2
8.5
9.6
2000/3
2001/3
2002/3
2003/3
2004/3

Retirement Benefit Plans

The Company and its consolidated subsidiaries offer the following defined benefit plans: welfare pension fund plans, tax qualified pension plans, and lump-sum payment plans. The Company and certain consolidated subsidiaries adopted defined contribution pension plans in addition to defined benefit plans.

The Company and one consolidated subsidiary have returned the substituted portion of the employee pension fund managed on behalf of the government (*Daiko-henjo*). Approval from the Minister of Health, Labour and Welfare of an exemption from the obligation to pay for benefits related to future services was received by the Company on August 29, 2003, and by the subsidiary on March 26, 2004. The Company and certain subsidiaries revised the benefit levels of their retirement allowance systems, resulting in a reduction in past service liabilities.

Retirement benefit obligation as of March 31, 2003 and 2004, and net periodic pension and severance cost on a consolidated basis for the fiscal years ended March 31, 2003 and 2004, were as follows:

	Yen (Millions)		%
As of March 31, / Years ended March 31,	2004	2003	Year-on-year change
Retirement benefit obligation	¥(258,225)	¥(398,377)	–35.2%
Plan assets at fair value	84,292	112,482	–25.1
Unfunded retirement benefit obligation	(173,933)	(285,895)	–39.2
Net amount unrecognized	69,235	179,751	–61.5
	¥(104,698)	¥(106,144)	–1.4
Prepaid pension cost	691	636	+8.6
Accrued employees' retirement benefits	(105,389)	(106,780)	–1.3
	¥(104,698)	¥(106,144)	–1.4
Net periodic pension and severance cost	¥26,120	¥36,374	–28.2
Discount rate	2.5%	2.5%	–

Capital Expenditure

Depreciation and amortization rose 3.9%, to ¥64.2 billion, and capital expenditure was up 13.7%, to ¥147.6 billion.



Capital Expenditure
(¥ Billions)
150
120
90
60
30
0
111.2
94.3
132.4
129.8
147.6
2000/3
2001/3
2002/3
2003/3
2004/3



Depreciation and Amortization
(¥ Billions)
80
60
40
20
0
58.4
59.3
61.3
61.8
64.2
2000/3
2001/3
2002/3
2003/3
2004/3

Aircraft Procurement

Fundamental Approach to Aircraft Procurement

In accordance with the Fleet Strategy, the ANA Group is working to achieve cost competitiveness that will surpass that of competitors and to establish a sustainable competitive edge.

Under the Fleet Strategy, ANA will take steps to establish a fleet composition that minimizes the risk of fluctuations in the economic environment and demand. We will aggressively use medium-sized and narrow-body aircraft in line with demand trends and will increase flights to enhance customer convenience. We will select and introduce highly economical new aircraft; streamline the jet fleet in stages from the current nine aircraft types; in the future, streamline to three types—one each of wide-body, medium-sized, and narrow-body; and reduce costs related to flight operations.

Aircraft Procurement: Results and Plans

• *Year Ended March 2004*

ANA took delivery of a number of aircraft, principally two Boeing 777-300s (purchased), three Boeing 767-300s (operating leases), and three Airbus A320-200s (operating leases).

ANA retired a number of aircraft, principally one Boeing 747-100SR and two Boeing 767-200s. ANA assumed ownership of one Airbus A320-200 at the conclusion of its lease.

Fleet Composition

	2004		
As of March 31,	Total	Owned	Leased
B747-400	23	15	8
B747-200LR	2	2	0
B747-100SR	7 (–1)	7 (–1)	0
B777-300	7 (+2)	3 (+2)	4
B777-200	16	5	11
B767-300	51 (+3)	30	21 (+3)
B767-300F	1	0	1
B767-200	2 (–2)	1	1 (–2)
B737-500	25	9	16
B737-400	2	0	2
A321-100	7	0	7
A320-200	28 (+3)	16 (+1)	12 (+2)
DHC-8-400	3 (+3)	0	3 (+3)
DHC-8-300	5 (+1)	1	4 (+1)
DHC-6-300	1 (–1)	1 (–1)	0
YS-11	0 (–3)	0 (–3)	0
Total	180 (+5)	90 (–2)	90 (+7)

Note: Figures in parentheses show changes from the previous year-end.

•Years Ending March 2005 and Thereafter

Narrow-Body Aircraft

In narrow-body aircraft, the ANA Group currently has two main types—the Boeing 737 and the Airbus A320. In the year ending March 2006 and thereafter, the ANA Group will switch in stages to the Boeing 737 NG (Next Generation) aircraft, of which 45 have been ordered. After streamlining is completed, the improvement in operating profitability is expected to be about ¥6.0 billion per year.

Medium-Sized Aircraft

In medium-sized aircraft, the ANA Group has three types—the Airbus A321, the Boeing 767-200, and the Boeing 767-300. The Boeing 767-200s will be retired in the year ending March 2006. In line with the re-extension of Haneda Airport, the Company has been investigating new aircraft that will be introduced in the year ending March 2009 and thereafter. As a result, ANA has decided to introduce the Boeing 7E7 Series, which is superior in safety, comfort, and economical operation. Firm orders have been placed for 50 of these aircraft. The Boeing 767-300 will be replaced in stages from the year ending March 2009. When streamlining is completed, the improvement in operating profitability is expected to be about ¥10.0 billion per year.

Wide-Body Aircraft

In wide-body aircraft, the ANA Group has four types—the Boeing 747-400, the Boeing 747SR/LR, the Boeing 777-200, and the Boeing 777-300. Retirement of the Boeing 747SR/LR aircraft will be completed by the year ending March 2006. In the future, the Company will further streamline to new wide-body aircraft.

Employment

Under the Cost Reduction Plan, the workforce of All Nippon Airways Co., Ltd., will be reduced by 1,200 people (10% of all employees) over three years. The Company has begun to reduce the workforce through early retirement and other measures.

The number of employees for the air transportation segment at the end of March 2004 was 20,530, a reduction of 352 from the previous year-end.

As of March 31,	Employee numbers 2004	2003	% Year-on-year change
Air transportation	20,530	20,882	– 1.7%
Travel services	1,752	1,728	+ 1.4
Hotel operations	2,990	2,961	+ 1.0
Other businesses	3,598	3,336	+ 7.9
Total	28,870	28,907	– 0.1

Dividend Policy

The Company gives high priority to providing a return to shareholders while working to secure a stable management foundation. In the year under review, the operating environment remained difficult due to such factors as the delayed economic recovery, the war in Iraq, and the outbreaks of SARS and avian influenza. ANA accelerated the implementation of the Cost Reduction Plan, which includes aggressive steps to strengthen the Company's competitiveness. As a result, the Company recorded net income of ¥24.7 billion and paid a dividend for the first time in seven years.

To continue to provide stable dividend payments in the future, ANA is working to build a profit structure that can steadily generate profits in any economic environment.

Market Risks

Management of Risk Associated with Derivative Transactions
The Company uses derivative transactions, such as futures, swaps, and options, to control the risk of foreign exchange rate, jet fuel price, and interest rate fluctuations. The Company does not conduct transactions for speculative purposes. These derivative transactions are carried out in accordance with internal risk control standards. Furthermore, the Company holds regularly scheduled meetings, attended by managing directors, where decisions are made regarding risk hedging methods, percentages, and amounts and where transaction details are reported and confirmed. Consolidated subsidiaries make decisions in a similar manner. Also, daily checks of derivative transactions are conducted on a reciprocal basis by departments entering into these contracts and by the accounting department.

• *Currencies*
To the greatest extent possible, foreign currency taken in as revenues is used to pay expenses denominated in the same foreign currency, thereby minimizing risk and foreign exchange commissions. In order to more efficiently manage foreign currency amounts, a cash management system linking certain overseas bases and the Head Office finance department has been introduced. For obligations denominated in foreign currencies that cannot be offset in this manner, principally obligations to purchase aircraft or jet fuel, the Company uses forward exchange agreements and currency options to control the risk of fluctuations in foreign exchange rates and to stabilize payment amounts.

• *Jet Fuel*
To control the risk of fluctuations in the price of jet fuel and to stabilize expenses, ANA hedges risks using crude oil and jet fuel commodity derivatives.

Through the use of planned, continuous hedging transactions for specific periods of time, the Company strives to reduce the influence of fluctuations in the oil markets on its fuel expenses and to stabilize its fuel expenses.

The Company's hedging transactions are limited to a certain percentage of aggregate purchases of fuel in Japan and overseas, with plans for hedging amounts set quarterly. Individual transactions are maintained within limits that are set in such a way that the Company's transactions will not affect the spot market, and margins are adjusted monthly or quarterly to avoid any physical delivery obligations.

• *Interest Rates*
To control the risk of increases in interest rates, the Company's fund-raising is carried out principally at fixed interest rates. The Company uses interest rate swaps to control the risk of fluctuating interest rates on obligations in an integrated manner and to improve the balance of financial income and expenses.

Other Risks
In the event of such events as a terrorist attack, war, epidemic, or disaster, the Company's performance and financial position might be affected.

Public-Sector Fees

Public-sector fees include landing and navigation fees, aviation fuel taxes, and fixed asset taxes on aircraft. It is not possible for ANA to reduce landing and navigation fees and aviation fuel taxes through its own efforts. In the year ended March 2004, these two items accounted for about 15% of operating expenses in the air transportation segment.

On domestic routes, public-sector fees in Japan represent about 20% of the cost of an average airline ticket, a level far above most other countries. This presents Japanese airlines with an onerous burden. The early implementation of a significant reduction in public-sector fees would benefit not only ANA but also the traveling public in Japan. Furthermore, any such reduction would lead to a significant rise in the demand for air transportation.

Consolidated Balance Sheets

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
As of March 31, 2004 and 2003

ASSETS	Yen (Millions) 2004	Yen (Millions) 2003	U.S. dollars (Thousands) (Note 3) 2004
Current assets:			
Cash	¥ 216,284	¥ 154,876	$ 2,046,400
Marketable securities (Note 4)	19,029	2,458	180,045
Accounts receivable, less allowance for doubtful accounts (¥331 million in 2004 and ¥374 million in 2003)	98,427	88,361	931,280
Accounts receivable from and advances to non-consolidated subsidiaries and affiliates	7,332	8,853	69,373
Inventories	52,765	55,803	499,243
Deferred income taxes – current (Note 8)	17,322	12,405	163,894
Prepaid expenses and other current assets	52,233	33,240	494,210
Total current assets	463,392	355,996	4,384,445
Investments and long-term receivables:			
Investments in securities (Note 4)	55,528	55,604	525,385
Investments in and advances to non-consolidated subsidiaries and affiliates (Note 5)	18,935	17,558	179,156
Lease and guaranty deposits	22,865	25,495	216,340
Housing loans to employees	1,912	1,123	18,091
Other long-term receivables	51,402	42,689	486,347
Total investments and long-term receivables	150,642	142,469	1,425,319
Property and equipment (Notes 6 and 9):			
Flight equipment	1,034,599	1,016,711	9,788,996
Ground property and equipment	618,169	631,000	5,848,888
	1,652,768	1,647,711	15,637,884
Less accumulated depreciation	(869,821)	(880,443)	(8,229,927)
	782,947	767,268	7,407,957
Advance payments on aircraft purchase contracts	83,129	75,944	786,536
Construction in progress	5,384	7,832	50,942
Net property and equipment	871,460	851,044	8,245,435
Deferred income taxes – non-current (Note 8)	38,404	49,713	363,365
Other assets	41,208	43,351	389,895
Total assets	¥1,565,106	¥1,442,573	$14,808,459

See accompanying notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Yen (Millions) 2004	2003	U.S. dollars (Thousands) (Note 3) 2004
Current liabilities:			
Short-term loans, including current portion of long-term debt (Note 6)	¥ 206,557	¥ 83,916	$ 1,954,367
Accounts and notes payable – trade	121,182	130,545	1,146,579
Accounts payable to non-consolidated subsidiaries and affiliates	2,601	3,489	24,610
Advance ticket sales	34,544	34,708	326,842
Accrued expenses	39,950	39,265	377,992
Accrued income taxes	2,341	2,695	22,150
Other current liabilities	34,482	23,320	326,256
Total current liabilities	441,657	317,938	4,178,796
Long-term liabilities:			
Long-term debt, less current portion (Note 6)	825,156	861,479	7,807,323
Accrued employees' retirement benefits (Note 7)	105,389	106,780	997,152
Deferred income taxes – current (Note 8)	1,954	158	18,488
Other long-term liabilities	31,954	23,958	302,337
Total long-term liabilities	964,453	992,375	9,125,300
Minority interests	8,910	10,306	84,304
Commitments and contingent liabilities (Note 11)			
Shareholders' equity (Notes 8, 10 and 15):			
Common stock:			
Authorized – 2,203,200,000 shares			
Issued – 1,539,576,061 shares	86,767	86,239	820,958
Capital surplus	53,114	104,228	502,545
Earned surplus (deficit)	8,882	(67,388)	84,038
Unrealized holding gain on securities	4,040	223	38,225
Foreign currency translation adjustments	(1,927)	(404)	(18,232)
Less treasury common stock, at cost	(790)	(944)	(7,475)
Total shareholders' equity	150,086	121,954	1,420,059
Total liabilities and shareholders' equity	¥1,565,106	¥1,442,573	$14,808,459

Consolidated Statements of Operations

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2004, 2003 and 2002

	Yen (Millions)			U.S. dollars (Thousands) (Note 3)
	2004	2003	2002	2004
Operating revenues:				
Passenger	¥ 741,152	¥ 760,263	¥ 762,923	$ 7,012,509
Cargo	69,805	64,688	57,648	660,469
Incidental and other	406,639	390,958	383,943	3,847,469
	1,217,596	1,215,909	1,204,514	11,520,447
Operating expenses:				
Aircraft and flight operations	302,498	298,574	292,677	2,862,125
Aircraft maintenance	75,082	86,994	81,031	710,398
In-flight services	59,136	62,417	56,468	559,523
Flight control and ground handling	245,200	259,374	243,061	2,319,993
Reservations, sales and advertising	198,018	212,553	210,845	1,873,574
General and administrative	30,858	34,290	33,837	291,967
Depreciation and amortization	64,236	61,852	61,337	607,777
Other costs	208,214	202,452	202,290	1,970,045
	1,183,242	1,218,506	1,181,546	11,195,402
Operating income (loss)	34,354	(2,597)	22,968	325,045
Non-operating income (expenses):				
Interest and dividend income	5,791	6,843	7,143	54,792
Gain on sale of property and equipment	2,197	2,002	2,559	20,787
Interest expenses	(22,247)	(25,283)	(28,758)	(210,493)
Loss on sale or disposal of property and equipment	(15,742)	(16,304)	(10,033)	(148,945)
Equity in income (loss) of affiliates	242	364	(804)	2,290
Rebate on aircraft purchases	23,220	5,976	–	219,699
Gain on sale of investments in securities	1,081	527	1,132	10,228
Gain on return of the substituted portion of the employee pension fund	6,662	–	–	63,033
Amortization of net transitional retirement benefit obligation	(6,943)	(7,321)	(7,835)	(65,692)
Special retirement benefit expenses	(1,957)	(3,191)	(1,312)	(18,516)
Other, net	8,563	(15,837)	7,762	81,020
	867	(52,224)	(30,146)	8,203
Income (loss) before income taxes and minority interests	35,221	(54,821)	(7,178)	333,248
Income taxes (Note 8):				
Current	4,167	3,888	6,115	39,426
Deferred	6,262	(31,717)	(3,871)	59,249
	10,429	(27,829)	2,244	98,675
Income (loss) before minority interests	24,792	(26,992)	(9,422)	234,573
Minority interests	36	1,264	34	341
Net income (loss)	¥ 24,756	¥ (28,256)	¥ (9,456)	$ 234,232

	Yen			U.S. dollars (Note 3)
	2004	2003	2002	2004
Net income (loss) per share (Note 2)	¥16.14	¥(18.42)	¥(6.17)	$0.153
Net income per share assuming full dilution (Note 2)	14.10	–	–	0.133

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2004, 2003 and 2002

	Yen (Millions)			U.S. dollars (Thousands) (Note 3)
	2004	2003	2002	2004
Common stock:				
Balance at beginning of year	¥ 86,239	¥ 86,239	¥ 86,079	$ 815,962
Conversion of convertible bonds	527	–	159	4,986
Balance at end of year	86,767	86,239	86,239	820,958
Capital surplus:				
Balance at beginning of year	104,228	104,232	104,072	986,167
Decrease resulting from disposal of treasury stock	(1)	(4)	–	(9)
Transfer to earned surplus	(51,640)	–	–	(488,599)
Conversion of convertible bonds	527	–	159	4,986
Balance at end of year	53,114	104,228	104,232	502,545
Earned surplus (deficit):				
Balance at beginning of year	(67,388)	(39,198)	(24,004)	(637,601)
Net income (loss) for year	24,756	(28,256)	(9,456)	234,232
Transfer from capital surplus	51,640	–	–	488,599
Changes in scope of consolidation	5	66	918	47
Changes in equity interest in subsidiaries and affiliates	–	–	(6,647)	–
Change arising from merger of consolidated subsidiaries	(131)	–	–	(1,239)
Other	–	–	(9)	–
Balance at end of year	8,882	(67,388)	(39,198)	84,038
Unrealized holding gain on securities:				
Balance at beginning of year	223	560	1,497	2,110
Net change during year	3,817	(337)	(937)	36,115
Balance at end of year	4,040	223	560	38,225
Foreign currency translation adjustments:				
Balance at beginning of year	(404)	(12,462)	(16,460)	(3,822)
Net change during year	(1,523)	12,058	3,998	(14,410)
Balance at end of year	(1,927)	(404)	(12,462)	(18,232)
Less treasury common stock, at cost	(790)	(944)	(730)	(7,475)
Total shareholders' equity	¥150,086	¥121,954	¥138,641	$1,420,059

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31, 2004, 2003 and 2002

	Yen (Millions)			U.S. dollars (Thousands) (Note 3)
	2004	2003	2002	2004
Cash flows from operating activities:				
Income (loss) before income taxes and minority interests	¥ 35,221	¥ (54,821)	¥ (7,178)	$ 333,248
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	64,236	61,852	61,337	607,777
Loss on disposal and sale of property and equipment	13,545	14,302	7,474	128,158
Increase (decrease) in allowance for doubtful accounts	(183)	(142)	2,871	(1,731)
Increase (decrease) in accrued employees' retirement benefits	(1,391)	17,802	11,399	(13,161)
Interest expenses	22,247	25,283	28,758	210,493
Interest and dividend income	(5,791)	(6,843)	(7,143)	(54,792)
Exchange loss	5,606	48	1,101	53,042
Rebate on purchasing aircraft	(23,220)	(5,976)	–	(219,699)
Decrease (increase) in accounts receivable	(7,364)	(2,239)	8,846	(69,675)
Decrease (increase) in other current assets	(9,701)	27,741	(18,132)	(91,787)
Increase (decrease) in accounts and notes payable — trade	(2,989)	3,269	(12,957)	(28,281)
Other, net	(4,108)	21,234	(3,057)	(38,870)
Cash generated from operations	86,108	101,510	73,319	814,722
Interest and dividends received	5,931	6,875	7,143	56,117
Interest paid	(22,127)	(22,392)	(28,889)	(209,358)
Income taxes paid	(3,278)	(6,155)	(18,726)	(31,015)
Receipt of rebate on purchasing aircraft	23,220	5,976	–	219,699
Other, net	(61)	138	1,146	(577)
Net cash provided by operating activities	89,793	85,952	33,993	849,588
Cash flows from investing activities:				
Payment for purchase of property and equipment	(137,229)	(112,570)	(124,530)	(1,298,410)
Proceeds from sale of property and equipment	50,567	72,878	7,602	478,446
Payment for purchase of intangible assets	(10,415)	(17,293)	(7,878)	(98,543)
Proceeds from sale of investments in securities	5,244	2,153	2,949	49,617
Payment of advances	(890)	(2,240)	(6,833)	(8,421)
Proceeds from collection of advances	1,524	6,412	7,465	14,420
Other, net	(4,683)	(1,818)	(2,702)	(44,309)
Net cash used in investing activities	(95,882)	(52,478)	(123,927)	(907,200)
Cash flows from financing activities:				
Increase (decrease) in short-term loans, net	3,165	(49,366)	(3,777)	29,946
Proceeds from long-term debt	83,850	110,710	169,463	793,358
Repayment of long-term debt	(75,106)	(103,446)	(78,506)	(710,625)
Proceeds from issuance of bonds	79,790	49,748	19,904	754,944
Repayment of bonds	(1,234)	(70,267)	(31,510)	(11,676)
Payment for capital reduction to minority shareholders	(800)	–	–	(7,569)
Other, net	(6,798)	(743)	(6,470)	(64,321)
Net cash provided by (used in) financing activities	82,867	(63,364)	69,104	784,057
Effect of exchange rate changes on cash and cash equivalents	(375)	(795)	1,786	(3,548)
Net increase (decrease) in cash and cash equivalents	76,403	(30,685)	(19,044)	722,897
Cash and cash equivalents at beginning of year	158,121	188,648	207,717	1,496,083
Net increase (decrease) resulting from changes in scope of consolidation	–	158	(25)	–
Cash and cash equivalents at end of year (Note 14)	¥ 234,524	¥ 158,121	¥ 188,648	$ 2,218,980

See accompanying notes to consolidated financial statements.

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements of All Nippon Airways Co., Ltd. (the Company) and its consolidated subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan. In preparing the accompanying financial statements, certain reclassifications have been made to the financial statements issued domestically in order to present them in a form which is more familier to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but presented herein as additional information.

2. Summary of significant accounting policies

(a) Principles of consolidation and accounting for investments in non-consolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the Company and all of its significant subsidiaries (102 subsidiaries for 2004, 109 subsidiaries for 2003 and 118 subsidiaries for 2002). All significant intercompany accounts and transactions have been eliminated.

Investments in certain subsidiaries and significant affiliates (23 companies for 2004, 24 companies for 2003 and 27 companies for 2002) are accounted for by the equity method of accounting. The difference between the cost and the underlying net equity in the net assets at dates of acquisition of consolidated subsidiaries and companies accounted for by the equity method of accounting is amortized using the straight-line method over a period of five years.

Investments in non-consolidated subsidiaries and affiliates not accounted for by the equity method of accounting (48 companies for 2004, 51 companies for 2003 and 52 companies for 2002) are stated at cost. The equity in undistributed earnings of these companies is not significant.

During 2003 and 2002, subsidiaries which were not consolidated in prior years were included in consolidation. The effect of changes in scope of consolidation have been credited or charged to retained earnings (deficit) and the consolidated financial statements for prior years have not been restated.

Certain foreign subsidiaries have fiscal years ending on December 31 and necessary adjustments for significant transactions, if any, are made on consolidation.

(b) Deferred tax accounting

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating losses and tax credits carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See Note 8.

(c) Foreign currency translation

The balance sheet accounts of foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, except for components of shareholders' equity which are translated at historic exchange rates. Revenues and expenses are translated at the rates of exchange prevailing when such transactions are made. Resulting translation differences are recorded in minority interests and in foreign currency translation adjustments under the shareholders' equity section of the consolidated balance sheets.

Foreign currency payables and receivables are principally translated at the rate of exchange in effect at the balance sheet date, except payables and receivables hedged by qualified forward exchange contracts.

(d) Marketable securities and investment securities

The accounting standard for financial instruments requires that securities be classified into three categories: trading, held-to-maturity or other securities. Under the standard, trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gains or losses, net of the applicable income taxes, included directly in shareholders' equity. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method. See Note 4.

(e) **Derivatives**

The Company and its subsidiaries use derivatives, such as forward foreign exchange contracts, interest rate swaps and commodity options and swaps, to limit their exposure to fluctuations in foreign exchange rates, interests rates and commodity prices. The Company and its subsidiaries do not use derivatives for trading purposes.

Derivative financial instruments are carried at fair value with changes in unrealized gains or losses charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which an unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward exchange contracts are translated at the corresponding foreign exchange contract rates. Interest rate swaps that qualify for hedge accounting are not measured at fair value, but the differential paid or received under the swap agreements is recognized and included in interest expenses or income.

(f) **Allowance for doubtful receivables**

A general provision is made for doubtful receivables based on past experience. Provisions are also made against specific receivables as and when required.

(g) **Inventories**

Inventories include aircraft spare parts, supplies and stock in trade of consolidated subsidiaries.

These are stated at cost. Cost is determined by the moving average method for aircraft spare parts and the first-in, first-out method for miscellaneous supplies.

(h) **Property and equipment and depreciation**

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed based on estimated useful lives by the following methods:

Boeing 747-400s, other Boeing 747s, Boeing 777s, Boeing 767s, Boeing 737-500s and Airbus A320s,	Straight-line method
Other flight equipment	Declining balance method
Buildings	Straight-line method
Other ground property and equipment	Declining balance method

The Company and certain subsidiaries employ principally the following useful lives, based upon the Company's estimated durability of such aircraft:

International type equipment	20 years
Domestic type equipment	17 years

Major additions and improvements are capitalized at cost. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred.

(i) **Intangible assets and amortization**

Intangible assets included in other assets are amortized by the straight-line method. Cost of software purchased for internal use is amortized by the straight-line method over five years, the estimated useful life of purchased software.

(j) **Retirement benefits**

The retirement benefit plan of the Company and certain subsidiaries covers substantially all employees other than directors, officers and corporate auditors. Under the terms of this plan, eligible employees are entitled, upon mandatory retirement or earlier voluntary severance, to lump-sum payments or annuity payments based on their compensation at the time of leaving and years of service with the Company and subsidiaries.

The Company and certain significant domestic subsidiaries have trustee employee pension funds to provide coverage for part of the lump-sum benefits or annuity payments.

Several subsidiaries have tax-qualified pension plans which cover all or part of the lump-sum benefits.

The Company and certain consolidated subsidiaries adopt defined contribution pension plans as well as defined benefit pension plans.

Accrued retirement benefits for employees at the balance sheet date are provided mainly at an amount calculated based on the retirement benefit obligation and the fair market value of the pension plan assets as of the balance sheet date, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gains or losses and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated service years of eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method. Actuarial gains and losses are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 10 years through 19 years) which are shorter than the average remaining service years of employees. Prior service cost is being amortized as incurred by the straight-line method over periods (principally 10 years through 19 years) which are shorter than the average remaining service years of employees. See Note 7.

The assumptions used in accounting for the above plans as of March 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Discount rate	2.5%	2.5%	2.5%
Expected return on plan assets	0.85%~6.0%	0.85%~6.0%	0.85%~6.0%

The Defined Benefit Corporate Pension Law, effective April 1, 2002, allows a company to transfer the government sponsored portion of the benefits under the welfare pension fund plans to the government (*daiko-henjo*). In the fiscal year ended March 31, 2004, the Company and a subsidiary applied for an exemption from the payments of the benefits related to future employee services and received approvals from the Minister of Health, Labour and Welfare on August 29, 2003 and March 26, 2004, respectively. In applying the interim measure specified in Section 47-2 of the "Guidelines Concerning Retirement Benefit Accounting (Interim Report)" (Report No. 13 of the Accounting System Committee of the Japanese Institute of Certified Public Accountants) (the "Guidelines"), the Company and the subsidiary recognized the extinguishment of the retirement benefit obligation and related plan assets on the dates of the Minister's authorizations. As a result, the Company and the consolidated subsidiary recognized a gain on exemption from future pension obligation of the governmental program in the amount of ¥6,662 million ($63,033 thousand) for the year ended March 31, 2004. The amount of plan assets which would be transferred to the government (minimum reserve for liability) as of March 31, 2004 was ¥49,938 million ($472,495 thousand).

Directors, officers and corporate auditors are not covered by the programs described above. Benefits paid to such persons are charged to operations as paid since amounts vary with circumstances and it is therefore not practicable to compute liability for future payments.

(k) Revenue recognition

Passenger revenues, cargo and other operating revenues are recorded when services are rendered.

(l) Appropriation of retained earnings

Under the Commercial Code of Japan, the appropriation of unappropriated retained earnings of the Company with respect to a financial period is made by resolution of the Company's shareholders at a general meeting to be held subsequent to the close of the financial period and the accounts for that period do not therefore reflect such appropriation. See Note 15.

(m) Net income (loss) per share

The computation of net income (loss) per share of common stock is based on the weighted average number of shares outstanding during each year.

As a result of the net loss in fiscal 2003 and 2002, net income per share assuming full dilution is not disclosed for those years.

(n) Leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases. See Note 9.

(o) Bond issuance costs

Bond issuance costs are principally capitalized and amortized over a period of three years.

(p) Cash equivalents

For the purpose of the statements of cash flows, cash and short-term, highly liquid investments with a maturity of three months or less are treated as cash equivalents. See Note 14.

(q) Reclassification

Certain reclassifications have been made to the 2003 and 2002 financial information in the accompanying financial statements to conform with the 2004 presentation.

3. Financial statement translation

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥105.69=US$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on March 31, 2004. This translation should not be construed as a representation that the amounts shown could be converted into United States dollars at such rate.

4. Marketable securities and investments in securities

Market value information at March 31, 2004 and 2003 is summarized as follows:

Held-to-maturity securities having market value are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2004	2003	2004
Gross unrealized gain:			
Cost	¥5	¥5	$47
Market value	5	5	47
	0	0	0
Gross unrealized loss:			
Cost	–	–	–
Market value	–	–	–
	–	–	–
Net unrealized gain	¥0	¥0	$ 0

Other securities having market value are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2004	2003	2004
Gross unrealized gain:			
Cost	¥ 8,392	¥2,952	$ 79,402
Market value	16,971	6,677	160,573
	8,579	3,725	81,171
Gross unrealized loss:			
Cost	3,751	9,462	35,491
Market value	3,387	6,969	32,047
	364	2,493	3,444
Net unrealized gain	¥ 8,215	¥1,232	$ 77,727

Other securities sold in the years ended March 31, 2004, 2003 and 2002 are as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2004	2003	2002	2004
Proceeds	¥5,691	¥88	¥796	$53,846
Gain on sale	1,065	–	107	10,077
Loss on sale	0	0	89	0

Breakdown of securities not having market value at March 31, 2004 and 2003 is as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2004	2003	2004
Bonds held to maturity	¥13,987	¥15,654	$132,340
Other securities	40,207	28,757	380,424
	¥54,194	¥44,411	$512,764

The redemption schedule of other securities and held-to-maturity debt securities as of March 31, 2004 and 2003 is summarized as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2004	2003	2004
Bonds:			
Within 1 year	¥15,000	¥ –	$141,924
Over 1 year to 5 years	13,992	15,654	132,387
Over 5 years to 10 years	–	5	–
Others:			
Within 1 year	4,029	2,420	38,121
Over 1 year to 5 years	–	–	–
Over 5 years to 10 years	–	–	–
Total:			
Within 1 year	¥19,029	¥ 2,420	$180,045
Over 1 year to 5 years	13,992	15,654	132,387
Over 5 years to 10 years	–	5	–

5. Investments in and advances to non-consolidated subsidiaries and affiliates

Investments in and advances to non-consolidated subsidiaries and affiliates at March 31, 2004 and 2003 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2004	2003	2004
Investments in capital stock	¥13,285	¥11,968	$125,698
Advances	5,650	5,590	53,458
	¥18,935	¥17,558	$179,156

6. Short-term loans and long-term debt

Short-term loans at March 31, 2004 and 2003 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2004	2003	2004
Short-term bank loans	¥ 25,083	¥22,132	$ 237,326
Current portion of long-term loans	71,725	61,784	678,636
Current portion of bonds and notes	109,749	–	1,038,405
	¥206,557	¥83,916	$1,954,367

The interest rates on the above short-term loans were between 0.5% and 3.2% per annum in 2004 and between 0.15% and 3.62% per annum in 2003.

Long-term debt at March 31, 2004 and 2003 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2004	2003	2004
Bonds and notes:			
3.075% notes due 2007	¥ 35,000	¥ 35,000	$ 331,157
2.75% notes due 2009	20,000	20,000	189,233
3.2% notes due 2017	20,000	20,000	189,233
2.9% notes due 2008	20,000	20,000	189,233
2.2% notes due 2004	20,000	20,000	189,233
3% notes due 2007	10,000	10,000	94,616
2.05% notes due 2006	15,000	15,000	141,924
3% notes due 2011	10,000	10,000	94,616
2.08% notes due 2006	20,000	20,000	189,233
3% notes due 2010	10,000	10,000	94,616
1.33% notes due 2008	20,000	20,000	189,233
0.95% notes due 2005	20,000	20,000	189,233
1.5% notes due 2008	10,000	10,000	94,616
1.27% notes due 2009	10,000	10,000	94,616
1.7% notes due 2011	10,000	10,000	94,616
0.8% notes due 2006	30,000	–	283,849
2.27% notes due 2014	10,000	–	94,616
0.4% yen convertible bonds due 2005	89,749	90,983	849,172
0.75% yen convertible bonds due 2015	9,694	10,749	91,721
0% yen convertible bonds due 2013	40,000	–	378,465
	429,443	351,732	4,063,231
Loans, principally from banks:			
Secured, bearing interest from 0.85% to 7.30% in 2004 and 0.85% to 9.78% in 2003, maturing in installments through 2034	353,656	362,686	3,346,163
Unsecured, bearing interest from 0.59% to 10.00% in 2004 and 0.28% to 9.94% in 2003, maturing in installments through 2050	223,531	208,845	2,114,968
	577,187	571,531	5,461,131
	1,006,630	923,263	9,524,362
Less current portion	181,474	61,784	1,717,039
	¥ 825,156	¥861,479	$7,807,323

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that security and guarantees for future and present indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligation becomes due, or in the event of default and certain other specified events, to offset cash deposits against such obligations due to the bank.

Certain bonds and notes and foreign currency loans are guaranteed by domestic and foreign banks.

The convertible bonds at March 31, 2004 were convertible into the following number of shares of common stock at the following current conversion prices:

	Conversion price per share		Number of shares
0.4% yen convertible bonds due 2005	¥1,148.00	($10.86)	78,178,571
0.75% yen convertible bonds due 2015	¥ 302.00	($ 2.86)	32,099,338
0% yen convertible bonds due 2013	¥ 310.00	($ 2.93)	129,032,258

The following assets were pledged as collateral for short-term and long-term debt at March 31, 2004:

	Yen (Millions)	U.S. dollars (Thousands)
Property and equipment, at net book value:		
Flight equipment	¥441,844	$4,180,566
Ground property and equipment	150,817	1,426,975
	¥592,661	$5,607,541

The aggregate annual maturities of long-term debt after March 31, 2004 are as follows:

Year ending March 31,	Yen (Millions)	U.S. dollars (Thousands)
2005	¥ 181,474	$1,717,039
2006	166,593	1,576,242
2007	128,334	1,214,249
2008 and thereafter	530,229	5,016,832
	¥1,006,630	$9,524,362

The amounts in the above table have been calculated on the assumption that all outstanding convertible bonds at March 31, 2004 would not be converted prior to maturity.

7. Retirement benefit plans

The Company and its domestic consolidated subsidiaries have defined benefit plans, i.e., welfare pension fund plans, tax qualified pension plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amount of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs.

In the fiscal year ended March 31, 2004, the Company and certain consolidated subsidiaries changed parts of their pension programs and adopted defined contribution pension plans. At the same time, the Company reduced the level of retirement benefits paid from trustee employee pension funds and revised the benefits calculation so that lump-sum benefits are based on employees' personal results.

These changes resulted in a reduction of ¥39,509 million ($373,819 thousand) in the retirement benefit obligation at April 1, 2003, and resulted in ¥2,822 million ($26,700 thousand) in the pension and severance cost in the fiscal year ended March 31, 2004.

The Company and a subsidiary applied for an exemption from the payments of the benefits related to future employee services and received approvals from the Minister of Health, Labour and Welfare on August 29, 2003 and March 26, 2004, respectively.

The following table sets out the funded and accrued status of the plans and the amounts recognized in the consolidated balance sheets as of March 31, 2004 and 2003 for the Company and consolidated subsidiaries' defined benefit plans:

	Yen (Millions)		U.S. dollars (Thousands)
	2004	2003	2004
Retirement benefit obligation	¥(258,225)	¥(398,377)	$(2,443,230)
Plan assets at fair value	84,292	112,482	797,540
Unfunded retirement benefit obligation	(173,933)	(285,895)	(1,645,690)
Unrecognized net transitional retirement benefit obligation	73,831	87,852	698,562
Unrecognized actuarial loss	34,307	94,115	324,600
Unrecognized prior service cost	(38,903)	(2,216)	(368,036)
	¥(104,698)	¥(106,144)	$ (990,614)
Prepaid pension cost	691	636	6,538
Accrued employees' retirement benefits	(105,389)	(106,780)	(997,152)
	¥(104,698)	¥(106,144)	$ (990,614)

The government sponsored portion of the benefits under the welfare pension fund plans has been included in the amounts shown in the above table. With respect to the transfer of the government sponsored portion of the benefits under the welfare pension fund plans to the government, the Company and the subsidiary recognized the extinguishment of the retirement benefit obligation and related plan assets on the dates of the Minister's authorizations in accordance with the Guidelines. The amount of plan assets which would be transferred to the government (minimum reserve for liability) as of March 31, 2004 was ¥49,938 million ($472,495 thousand).

The components of retirement benefit expenses for the years ended March 31, 2004, 2003 and 2002 are as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2004	2003	2002	2004
Service cost	¥14,092	¥18,673	¥15,561	$133,333
Interest cost	7,163	9,664	10,865	67,774
Expected return on plan assets	(4,436)	(6,065)	(6,276)	(41,972)
Amortization of net transitional retirement benefit obligation	6,943	7,321	7,835	65,692
Amortization of actuarial loss	5,435	7,032	1,493	51,424
Amortization of prior service cost	(3,077)	(251)	(68)	(29,113)
Net periodic pension and severance cost	¥26,120	¥36,374	¥29,410	$247,138
Gain on return of the substituted portion of the employee pension fund	(6,662)	–	–	(63,033)
Net benefit cost	¥19,458	¥36,374	¥29,410	$184,105

Besides the above net periodic pension and severance cost, the costs for other retirement and pension plans such as a defined contribution plan and for supplemental retirement benefit were ¥498 million ($4,712 thousand) and ¥1,957 million ($18,516 thousand) for the year ended March 31, 2004, and for supplemental retirement benefit were ¥3,191 million for the year ended March 31, 2003, and ¥1,312 million for the year ended March 31, 2002.

8. Income taxes

The Company is subject to a number of taxes on income (corporation tax, inhabitants tax and enterprise tax) which in aggregate resulted in a normal tax rate of 42.05% in 2004 (excluding surtax for adopting the consolidated taxation system), 2003 and 2002.

On March 31, 2003, a reduction of the enterprise tax rate was enacted in Japan, and is effective from April 1, 2004. As a result, the aggregate statutory income tax rate for domestic companies will be 40.69% for the year ending March 31, 2005.

The adoption of this revised statutory income tax rate decreased net deferred tax assets by ¥1,245 million, increased deferred income taxes by ¥1,295 million and increased unrealized holding gain on securities by ¥50 million at March 31, 2003.

The Company adopted the consolidated taxation system effective from the year ended March 31, 2003. Under the consolidated taxation system, the Company has consolidated, for Japanese tax purpose, all qualified, wholly-owned domestic subsidiaries. A temporary 2% surtax for the period between April 1, 2002 through March 31, 2004 is assessed for adopting the consolidated taxation system.

The tax effect of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at March 31, 2004 and 2003 is as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2004	2003	2004
Deferred tax assets:			
Accrued employees' retirement benefits	¥34,780	¥ 30,876	$329,076
Tax loss carry-forward	7,056	35,509	66,761
Intercompany profits on inventories and property and equipment	6,563	7,595	62,097
Accrued expenses	5,745	4,994	54,357
Allowance for doubtful accounts	1,807	2,644	17,097
Other	10,583	11,932	100,132
Total gross deferred tax assets	66,534	93,550	629,520
Less valuation allowance	(7,023)	(29,648)	(66,449)
Total net deferred tax assets	59,511	63,902	563,071
Deferred tax liabilities:			
Unrealized holding gain on securities	(3,499)	(1,516)	(33,106)
Other	(2,240)	(426)	(21,194)
Total gross deferred tax liabilities	(5,739)	(1,942)	(54,300)
Net deferred tax assets	¥53,772	¥ 61,960	$508,771

The reconciliation of the difference between the statutory tax rate and the effective income tax rate for the year ended March 31, 2004 is as follows:

Statutory tax rate	42.05%
Reconciliation:	
Entertainment expenses not qualifying for deduction	2.50
Change of tax rates	2.27
Inhabitants tax per capita levy	0.64
Change in valuation allowance and related adjustments	(19.28)
Other	1.43
Effective income tax rate	29.61%

Reconciliation of the difference between the statutory tax rate and the effective income tax rate for the years ended March 31, 2003 and 2002 is not disclosed because of the loss before income taxes and minority interests.

9. Leases

(a) Finance leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases. Information on finance leases which are not recorded as assets and liabilities in the balance sheets is summarized below.

Estimated acquisition costs, accumulated depreciation and net book value of leased assets at March 31, 2004 and 2003 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2004	2003	2004
Aircraft:			
Estimated acquisition cost	¥314,854	¥268,654	$2,979,033
Estimated amount of accumulated depreciation	180,505	144,017	1,707,872
Estimated net book value	134,349	124,637	1,271,161
Others:			
Estimated acquisition cost	16,773	28,315	158,700
Estimated amount of accumulated depreciation	9,085	15,000	85,959
Estimated net book value	7,688	13,315	72,741
Total:			
Estimated acquisition cost	331,627	296,969	3,137,733
Estimated amount of accumulated depreciation	189,590	159,017	1,793,831
Estimated net book value	¥142,037	¥137,952	$1,343,902

Outstanding finance lease obligations at March 31, 2004 and 2003 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2004	2003	2004
Current portion of finance lease obligations	¥ 33,584	¥ 30,847	$ 317,759
Long-term finance lease obligations	116,168	115,877	1,099,139
	¥149,752	¥146,724	$1,416,898

Estimated amount of depreciation and finance charges for the years ended March 31, 2004, 2003 and 2002 are as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2004	2003	2002	2004
Estimated amount of depreciation by the straight-line method over the lease period	¥32,335	¥29,179	¥25,587	$305,942
Estimated interest cost	4,012	4,295	4,695	37,960

Annual lease expenses charged to income were ¥37,573 million ($355,502 thousand), ¥34,111 million and ¥29,999 million for the years ended March 31, 2004, 2003 and 2002, respectively.

(b) Operating leases

The rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at March 31, 2004 and 2003 are as follows:

	Yen (Millions)		U.S. dollars (Thousands)
	2004	2003	2004
Current portion of operating lease obligations	¥ 41,590	¥ 43,187	$ 393,509
Long-term operating lease obligations	70,308	104,767	665,229
	¥111,898	¥147,954	$1,058,738

10. Shareholders' equity

In accordance with the revised Japanese Commercial Code, which became effective March 29, 2002, shareholders' equity in the balance sheet is classified into common stock, capital surplus, earned surplus (deficit) and others.

(a) Common stock and capital surplus

Under the Japanese Commercial Code, previously at least 50% of the issue price of new shares, with a minimum of the par value thereof, was required to be credited to the common stock account.

Effective October 1, 2001, the Japanese Commercial Code was amended to eliminate the provisions for common stock par value, resulting in all common stock being recorded with no par value.

Any excess of proceeds over amounts credited to the common stock account is required to be credited to the capital surplus account.

Capital surplus at March 31, 2004 and 2003 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2004	2003	2004
Additional paid-in capital	¥22,160	¥ 21,632	$209,670
Other capital surplus	30,954	82,596	292,875
	¥53,114	¥104,228	$502,545

(b) Earned surplus (deficit)

Earned surplus (deficit) at March 31, 2004 and 2003 consisted of the following:

	Yen (Millions)		U.S. dollars (Thousands)
	2004	2003	2004
Legal reserve	¥ –	¥ 10,301	$ –
Retained earnings (deficit):			
Appropriated:			
Special depreciation reserve	–	4,255	–
General reserve	–	1,600	–
Reserve for deferred gain on sale of land	–	785	–
Unappropriated	8,882	(84,329)	84,038
	¥8,882	¥(67,388)	$84,038

The special depreciation reserve and the reserve for deferred gain on sale of land have been provided for purposes of tax deferral. These reserves must be recorded in the books of account in retained earnings (deficit) and are required to be reversed to taxable income in the future. Under the Special Taxation Measures Law, the Company is permitted to provide special depreciation on new aircraft, for two fiscal years, at the maximum rate of 5% of aggregate acquisition cost. The special depreciation reserve provided is reversed evenly to taxable income over the subsequent seven years as appropriations of retained earnings (deficit). See Note 15.

The special depreciation reserve and the reserve for deferred gain on sale of land are stated net of related deferred taxes. See Notes 2 (b) and 8.

Under the Japanese Commercial Code, the Company was previously required to appropriate as a legal reserve an amount equal to at least 10% of appropriations paid by cash until the reserve equaled 25% of the stated capital. This reserve was not available for dividends but could be used to reduce a deficit or could be capitalized by resolution of the Board of Directors.

Under the Japanese Commercial Code, as amended effective October 1, 2001, the Company is required to appropriate as a legal reserve an amount equal to at least 10% of appropriations paid by cash until the aggregate amount of additional paid-in capital and legal reserve equals 25% of the stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be capitalized by resolution of the Board of Directors. The aggregate amount of additional paid-in capital and legal reserve in excess of 25% of stated capital may be transferred to other capital surplus by resolution of the annual shareholders' meeting and may be refunded to shareholders by resolution of the annual shareholders' meeting.

The legal reserve in the accompanying consolidated financial statements includes only that of the Company. The Company's equity in the legal reserves of its consolidated subsidiaries is included in consolidated retained earnings.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company and in accordance with the Japanese Commercial Code.

11. Commitments and contingent liabilities

At March 31, 2004, commitments outstanding for the acquisition or construction of property and equipment amounted to approximately ¥569,588 million ($5,389,233 thousand).

The Company and consolidated subsidiaries were contingently liable as guarantor of loans, principally to affiliates, amounting to ¥3,901 million ($36,910 thousand) at March 31, 2004.

12. Derivatives and hedging activities

The Company and certain of its subsidiaries operate internationally and are exposed to the risk of changes in foreign exchange rates, interest rates and commodity prices of fuel. In order to manage these risks, the Company and its subsidiaries utilize forward exchange contracts to hedge certain foreign currency transactions related to purchase commitments, principally of flight equipment, and foreign currency receivables and payables. Also, the Company and its subsidiaries utilize interest rate swaps to minimize the impact of interest rate fluctuations related to their outstanding debt. In addition, the Company also enters into a variety of swaps and options in its management of risk exposure related to the commodity prices of fuel. The Company and its subsidiaries do not use derivatives for trading purposes.

The Company has developed internal hedging guidelines to control various aspects of derivative transactions, including authorization levels and transaction volumes. The Company enters into derivative transactions in accordance with these internal guidelines. Derivative and hedging transactions initiated by respective operational departments have been examined by the accounting department and these transactions, including their measures and ratios, have been monitored by management generally on a monthly basis. Assessment of hedge effectiveness is examined at inception and, on an ongoing basis, periodically. The consolidated subsidiaries have adopted the same procedures for hedging activities as the Company.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions.

13. Segment information

The Company and consolidated subsidiaries conduct operations in air transportation, travel services, hotel operations and other businesses. Businesses other than air transportation, travel services and hotel operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, are included in "Other businesses" in the following industry segment information.

Other segment information of the Company and its subsidiaries, such as geographical breakdown of sales and assets, is not disclosed because of its insignificance.

Segment information for the years ended March 31, 2004, 2003 and 2002 is as follows:

	Yen (Millions)						
As of and for the year ended March 31, 2004	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	¥908,273	¥150,728	¥ 55,391	¥ 103,204	¥1,217,596	¥ –	¥1,217,596
Intra-group sales and transfers	89,704	17,882	13,450	73,826	194,862	(194,862)	–
Total	997,977	168,610	68,841	177,030	1,412,458	(194,862)	1,217,596
Operating expenses	970,703	166,543	69,483	172,339	1,379,068	(195,826)	1,183,242
Operating income (loss)	¥ 27,274	¥ 2,067	¥ (642)	¥ 4,691	¥ 33,390	¥ 964	¥ 34,354

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,286,829	¥ 39,769	¥ 113,238	¥ 175,762	¥ 1,615,598	¥(50,492)	¥1,565,106
Depreciation and amortization	56,077	1,016	3,476	3,667	64,236	–	64,236
Capital expenditure	135,190	859	9,805	2,191	148,045	(401)	147,644

	U.S. dollars (Thousands)						
As of and for the year ended March 31, 2004	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	$8,593,746	$1,426,133	$524,089	$ 976,479	$11,520,447	$ –	$11,520,447
Intra-group sales and transfers	848,746	169,193	127,259	698,515	1,843,713	(1,843,713)	–
Total	9,442,492	1,595,326	651,348	1,674,994	13,364,160	(1,843,713)	11,520,447
Operating expenses	9,184,436	1,575,769	657,423	1,630,608	13,048,236	(1,852,834)	11,195,402
Operating income (loss)	$ 258,056	$ 19,557	$ (6,075)	$ 44,386	$ 315,924	$ 9,121	$ 325,045

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	$12,175,504	$376,280	$1,071,416	$1,662,996	$15,286,196	$(477,737)	$14,808,459
Depreciation and amortization	530,580	9,613	32,888	34,696	607,777	–	607,777
Capital expenditure	1,279,118	8,128	92,771	20,730	1,400,747	(3,794)	1,396,953

As of and for the year ended March 31, 2003	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
	Yen (Millions)						
Operating revenues	¥911,484	¥144,940	¥ 59,547	¥ 99,938	¥1,215,909	¥ –	¥1,215,909
Intra-group sales and transfers	81,003	17,930	13,166	73,251	185,350	(185,350)	–
Total	992,487	162,870	72,713	173,189	1,401,259	(185,350)	1,215,909
Operating expenses	999,400	162,286	73,987	167,865	1,403,538	(185,032)	1,218,506
Operating income (loss)	¥ (6,913)	¥ 584	¥ (1,274)	¥ 5,324	¥ (2,279)	¥ (318)	¥ (2,597)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,179,728	¥37,153	¥111,191	¥180,789	¥1,508,861	¥(66,288)	¥1,442,573
Depreciation and amortization	53,602	733	4,026	3,491	61,852	–	61,852
Capital expenditure	121,734	1,345	4,435	3,042	130,556	(693)	129,863

As of and for the year ended March 31, 2002	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
	Yen (Millions)						
Operating revenues	¥900,847	¥143,367	¥63,366	¥ 96,934	¥1,204,514	¥ –	¥1,204,514
Intra-group sales and transfers	77,564	15,166	12,305	91,235	196,270	(196,270)	–
Total	978,411	158,533	75,671	188,169	1,400,784	(196,270)	1,204,514
Operating expenses	959,662	158,615	76,335	183,181	1,377,793	(196,247)	1,181,546
Operating income (loss)	¥ 18,749	¥ (82)	¥ (664)	¥ 4,988	¥ 22,991	¥ (23)	¥ 22,968

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Identifiable assets	¥1,195,497	¥37,437	¥146,311	¥215,917	¥1,595,162	¥(84,180)	¥1,510,982
Depreciation and amortization	52,527	527	4,571	3,712	61,337	–	61,337
Capital expenditure	121,451	1,601	6,749	2,748	132,549	(141)	132,408

14. Supplementary cash flow information

Reconciliation of the difference between cash stated in the consolidated balance sheets as of March 31, 2004, 2003 and 2002 and cash and cash equivalents for the purpose of the statements of cash flows is as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2004	2003	2002	2004
Cash	¥216,284	¥154,876	¥159,340	$2,046,400
Time deposits with maturities of more than three months	(787)	(504)	(728)	(7,446)
Marketable securities	19,029	2,458	27,370	180,045
Marketable securities with maturities of more than three months	(2)	(62)	(68)	(19)
Short-term investments with maturities of three months or less, included in prepaid expenses and other current assets	–	1,353	2,734	–
Cash and cash equivalents at end of year	¥234,524	¥158,121	¥188,648	$2,218,980

Significant non-cash transactions for the years ended March 31, 2004, 2003 and 2002 are as follows:

	Yen (Millions)			U.S. dollars (Thousands)
	2004	2003	2002	2004
Conversion of convertible bonds:				
Credited to common stock	¥ 527	–	¥159	$4,986
Credited to capital surplus	527	–	159	4,986
	¥1,055	–	¥320	$9,982

15. Subsequent event

At the shareholders' meeting held on June 25, 2004, the following appropriation from unappropriated retained earnings of the Company was approved by the shareholders:

	Yen (Millions)	U.S. dollars (Thousands)
Cash dividends, ¥3.00 ($0.028) per share	¥4,615	$43,665

Shin Nihon & Co.

Report of Independent Auditors

The Board of Directors
All Nippon Airways Co., Ltd.

We have audited the accompanying consolidated balance sheets of All Nippon Airways Co., Ltd. and consolidated subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2004, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of All Nippon Airways Co., Ltd. and consolidated subsidiaries at March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2004 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3 to the consolidated financial statements.

Shin Nihon & Co.

Shin Nihon & Co.

June 25, 2004

The ANA Group

(As of March 31, 2004)

Operating segment	Number of subsidiaries	of which, consolidated	of which, equity method	Number of affiliates	of which, equity method
Air Transportation	32	31	–	6	4
Travel Services	11	9	–	2	2
Hotel Operations	22	21	–	1	1
Other Businesses	69	41	6	30	10
Total	134	102	6	39	17

ANA and Principal Subsidiaries and Affiliates	Principal Businesses	Sales* (¥ Millions)	Paid-in Capital* (¥ Millions)	Percentage Owned by the Parent
Air Transportation—*Transportation Related*				
All Nippon Airways Co., Ltd. (ANA)	Air transportation, other aircraft operations, incidental operations	¥969,971	¥86,767	Parent
Air Nippon Co., Ltd. (ANK)	Air transportation	88,958	5,400	99.5%
Air Japan Co., Ltd. (AJX)	Air transportation (Asia, Pacific-Rim tourist resort routes)	14,097	50	100.0
Air Hokkaido Co., Ltd. (ADK)	Domestic air transportation, other aircraft operations	194	300	80.0
Air Nippon Network Co., Ltd. (AKX)	Domestic air transportation, other aircraft operations	5,958	250	100.0
Nippon Cargo Airlines Co., Ltd. (NCA)	Air transportation (international cargo), nonscheduled air transportation	92,562	21,600	27.6
Air Transportation—*Transportation Support Related*				
ANA Catering Service Co., Ltd.	Preparation of in-flight meals, loading and removal of catering equipment from aircraft, operation of staff canteens	4,198	352	64.2
Osaka Airport Service Co., Ltd.	Aircraft ground support operations (Osaka International Airport, Fukuoka Airport)	6,354	150	49.3
International Airport Utility Co., Ltd.	Aircraft ground support operations (Tokyo (Haneda) International Airport, Chitose Airport)	14,820	100	50.0
New Kansai International Airport Service Co., Ltd.	Aircraft ground support operations (Kansai International Airport)	4,736	100	60.0
ANA Aircraft Maintenance Co., Ltd.	Maintenance, repair, and improvement of aircraft and equipment / Maintenance and development of training equipment for cabin crews	8,567	7,000	98.4
ANA Aerotech Co., Ltd.	Maintenance, repair, and improvement of aircraft equipment	1,085	200	100.0
ANA Nagasaki Engineering Co., Ltd.	Maintenance, repair, and improvement of landing gear for aircraft	1,319	100	100.0
Travel Services				
ANA Sales and Tours Co., Ltd.	Wholesaler of travel packages integrated with ANA's network of domestic and international routes / Development and sales of ANA Sky Holiday domestic package tours / Development, support, and sales of ANA Hallo Tour international package tours	147,284	1,000	97.5
Hotel Operations				
ANA Property Management Co., Ltd.	Management and leasing of real estate	3,731	2,450	100.0
ANA Hotel & Resorts Co., Ltd.	Operation, management, and development of accommodation facilities / Operation and management of restaurants, wedding reception facilities, etc.	3,376	30	100.0
ANA Hotel Management Co., Ltd.	Management and operation of hotels	517	30	100.0
ANA Hotel Tokyo Co., Ltd.	Management of hotel	14,075	40	100.0
Other Businesses				
All Nippon Airways Trading Co., Ltd.	General trading company	103,160	360	50.0
ANA Real Estate Co., Ltd.	Real estate rental, real estate brokerage, insurance agency	8,591	7,229	70.8
ANA Information Systems Planning Co., Ltd.	Planning, development, operation, and maintenance of information systems / Systems consultation services	15,657	52	100.0
Infini Travel Information, Inc.	Provision of information on computer reservation systems	3,628	4,000	60.0
ANA Logistic Service Co., Ltd.	Warehouse management, customs clearance, and distribution services for air cargo imports	7,135	464	57.0
Jamco Corporation	Maintenance, repair, and improvement of on-board aircraft interior	28,497	5,360	20.0

* Figures for sales and paid-in capital of each company are stated before intercompany eliminations.

Consolidated Eleven-Year Summary

All Nippon Airways Co., Ltd. and its consolidated subsidiaries
Years ended March 31 (¥ millions, except share and per share amounts, financial ratios, operating statistics, and employee data)

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
For the Year											
Operating revenues:											
Air transportation[1]	–	–	–	–	–	965,982	980,503	1,038,284	978,411	992,487	997,977
Travel services[1]	–	–	–	–	–	71,654	135,877	152,857	158,533	162,870	168,610
Hotel operations[1]	–	–	–	–	–	68,510	77,373	83,699	75,671	72,713	68,841
Other businesses[1]	–	–	–	–	–	44,640	176,221	191,115	188,169	173,189	177,030
Intercompany eliminations	–	–	–	–	–	(80,013)	(160,327)	(186,320)	(196,270)	(185,350)	(194,862)
Total	857,166	914,244	967,302	1,021,742	1,080,506	1,070,773	1,209,647	1,279,635	1,204,514	1,215,909	1,217,596
Operating expenses:											
Air transportation[1]	–	–	–	–	–	976,799	954,811	965,948	959,662	999,400	970,703
Travel services[1]	–	–	–	–	–	71,883	132,551	151,379	158,615	162,286	166,543
Hotel operations[1]	–	–	–	–	–	65,535	73,535	79,868	76,335	73,987	69,483
Other businesses[1]	–	–	–	–	–	41,503	176,439	184,717	183,181	167,865	172,339
Intercompany eliminations	–	–	–	–	–	(79,786)	(159,248)	(184,520)	(196,247)	(185,032)	(195,826)
Total	854,107	899,464	939,547	1,001,149	1,074,357	1,075,934	1,178,088	1,197,392	1,181,546	1,218,506	1,183,242
Operating income (loss):											
Air transportation[1]	–	–	–	–	–	(10,817)	25,692	72,336	18,749	(6,913)	27,274
Travel services[1]	–	–	–	–	–	(229)	3,326	1,478	(82)	584	2,067
Hotel operations[1]	–	–	–	–	–	2,975	3,838	3,831	(664)	(1,274)	(642)
Other businesses[1]					–	3,137	(218)	6,398	4,988	5,324	4,691
Intercompany eliminations	–	–	–	–	–	(227)	(1,079)	(1,800)	(23)	(318)	964
Total	3,059	14,780	27,755	20,593	6,149	(5,161)	31,559	82,243	22,968	(2,597)	34,354
Income (loss) before income taxes and minority interests	(6,264)	(1,534)	1,491	12,694	(4,391)	(2,430)	(22,689)	63,289	(7,178)	(54,821)	35,221
Net income (loss)	(9,364)	(7,471)	(8,572)	4,298	(5,398)	(4,732)	(15,201)	40,286	(9,456)	(28,256)	24,756
Interest expenses	52,736	53,831	51,257	46,237	43,838	40,305	38,950	35,079	28,758	25,283	22,247
Capital expenditure	84,741	65,976	62,720	193,035	95,617	72,928	111,269	94,391	132,408	129,863	147,644
Depreciation and amortization	83,181	80,385	73,548	68,265	74,474	73,420	58,441	59,333	61,337	61,852	64,236
At Year-End											
Current assets	318,057	329,709	320,320	281,802	343,819	396,660	443,052	419,296	407,833	355,996	463,392
Fixed assets:											
Aircraft	407,233	371,025	333,438	327,390	343,554	349,317	389,955	441,796	445,371	437,231	461,870
Others	637,506	632,698	662,730	642,743	681,052	629,432	683,713	588,249	656,252	648,674	638,978
Total	1,044,739	1,003,723	996,168	970,133	1,024,606	978,749	1,073,668	1,030,045	1,101,623	1,085,905	1,100,848
Total assets	1,384,304	1,365,076	1,335,477	1,267,716	1,382,401	1,395,189	1,534,617	1,451,420	1,510,982	1,442,573	1,565,106
Current liabilities	282,856	298,311	358,032	321,257	358,753	384,874	498,502	425,786	444,863	317,938	441,657
Long-term liabilities	922,634	905,208	834,154	802,197	902,550	895,533	935,726	868,784	915,189	992,375	964,453
Total shareholders' equity	170,196	154,209	136,710	137,759	118,031	112,315	97,456	150,500	138,641	121,954	150,036
Interest-bearing debt:											
Short-term debt	135,212	141,832	180,197	146,260	169,514	197,105	268,618	175,519	221,481	83,916	206,557
Long-term debt	857,390	834,356	739,096	717,579	818,704	807,021	843,722	760,211	796,342	861,479	825,156
Total	992,602	976,188	919,293	863,839	988,218	1,004,126	1,112,340	935,730	1,017,823	945,395	1,031,713
Cash Flows											
from operating activities	59,041	67,927	94,383	82,045	64,772	61,285	77,249	148,796	33,993	85,952	89,793
from financing activities	(47,181)	11,107	(96,771)	(26,910)	(157,473)	(19,626)	(85,207)	(17,964)	(123,927)	(52,478)	(95,882)
from investing activities	(8,815)	(20,742)	(61,223)	(59,776)	120,052	17,227	45,640	(158,359)	69,104	(63,364)	82,867
Per Share Data (¥)											
Net income (loss)	(6.49)	(5.18)	(5.94)	2.98	(3.74)	(3.28)	(10.54)	27.75	(6.17)	(18.42)	16.14

Note: 1. Travel services, hotel operations, and other businesses were included in airline-related businesses and were not disclosed separately prior to the year ended March 31, 1999.

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Operating Expenses Composition											
Aircraft:											
Aircraft and flight operations	204,626	215,328	232,166	265,752	280,090	274,489	284,152	303,208	292,677	298,574	302,498
Aircraft maintenance	99,527	100,658	106,796	107,986	115,468	101,927	72,850	75,085	81,031	86,994	75,082
	304,153	315,986	338,962	373,738	395,558	376,416	357,002	378,293	373,708	385,568	377,580
Services:											
In-flight services	67,231	68,753	70,245	77,698	80,808	68,565	62,029	59,543	56,468	62,417	59,136
Flight control and ground handling	193,952	207,797	219,951	229,513	249,308	256,499	240,599	240,382	243,061	259,374	245,200
	261,183	276,550	290,196	307,211	330,116	325,064	302,628	299,925	299,529	321,791	304,336
Reservations, sales and advertising	123,047	142,992	153,104	167,882	193,289	180,899	200,197	221,038	210,845	212,553	198,018
General and administrative	49,317	51,905	56,053	50,165	58,564	50,167	39,604	29,241	33,837	34,290	30,858
Depreciation and amortization	83,181	80,385	73,548	75,917	74,474	73,420	58,441	59,333	61,337	61,852	64,236
Other costs	33,226	31,646	27,684	26,236	22,356	69,968	220,216	209,562	202,290	202,452	208,214
Total	854,107	899,464	939,547	1,001,149	1,074,357	1,075,934	1,178,088	1,197,392	1,181,546	1,218,506	1,183,242
Operating Statistics											
Available seat-km (millions):											
Domestic	47,017	50,031	52,630	54,167	56,787	59,875	60,093	61,074	60,980	62,565	63,146
International	14,776	15,755	19,646	23,532	28,359	31,138	33,772	32,446	26,928	25,974	24,626
Revenue passenger-km (millions):											
Domestic	29,045	30,900	32,449	34,439	36,009	37,009	38,411	38,469	38,780	40,388	38,857
International	9,554	10,958	13,572	15,932	18,835	20,562	22,510	24,124	17,799	18,719	16,950
Load factor (%):											
Domestic	61.8	61.8	61.7	63.6	63.4	61.8	63.9	63.0	63.6	64.6	61.5
International	64.7	69.6	69.1	67.7	66.4	66.0	66.7	74.4	66.1	72.1	68.8
Unit revenues[1] (¥/ASK):											
Domestic	–	–	–	–	–	10.9	10.9	11.0	10.8	10.3	10.2
International	–	–	–	–	–	5.6	5.4	6.4	6.3	7.1	7.2
Passenger yield[2] (¥/RPK):											
Domestic	–	–	–	–	–	17.7	17.0	17.5	17.1	16.0	16.6
International	–	–	–	–	–	8.5	8.0	8.6	9.5	9.9	10.4
Unit costs[3] (¥/ASK)	–	–	–	–	–	10.7	10.2	10.3	10.9	11.3	11.1
Number of Employees											
Air transportation[4]	–	–	–	–	–	18,894	21,165	20,608	20,489	20,882	20,530
Travel services[4]	–	–	–	–	–	803	1,567	1,683	1,638	1,728	1,752
Hotel operations[4]	–	–	–	–	–	4,081	4,082	3,772	3,604	2,961	2,990
Other businesses[4]	–	–	–	–	–	2,046	3,489	3,295	3,364	3,336	3,598
Total	–	–	–	–	–	25,824	30,303	29,358	29,095	28,907	28,870
Financial Ratios											
***Profitability** (%)*											
Operating income margin	0.4	1.6	2.9	2.0	0.6	–	2.6	6.4	1.9	–	2.8
Net income margin	–	–	–	0.4	–	–	–	3.1	–	–	2.0
Return on assets[5]	–	–	–	0.3	–	–	–	2.7	–	–	1.6
Operating return on assets[6]	0.7	1.6	2.6	2.2	1.0	0.9	2.7	6.1	2.0	0.3	2.7
Return on equity	–	–	–	3.1	–	–	–	32.5	–	–	18.2
***Efficiency** (times)*											
Asset turnover	0.6	0.7	0.7	0.8	0.8	0.8	0.8	0.9	0.8	0.8	0.8
***Safety / Stability** (times)*											
Current ratio	1.1	1.1	0.9	0.9	1.0	1.0	0.9	1.0	0.9	1.1	1.0
Equity ratio (%)	12.3	11.3	10.2	10.9	8.5	8.1	6.4	10.4	9.2	8.5	9.6
Debt / equity ratio	5.8	6.3	6.7	6.3	8.4	8.9	11.4	6.2	7.3	7.8	6.9

Notes: 1. Unit revenues = passenger operating revenues (before eliminations) / available seat-km
2. Passenger yield = passenger operating revenues (before eliminations) / revenue passenger-km
3. Unit costs = operating expenses (air transportation) / available seat-km
4. Travel services, hotel operations, and other businesses were included in airline-related businesses and were not disclosed separately prior to the year ended March 31, 1999.
5. Return on assets = net income / simple average of total assets
6. Operating return on assets = (operating income + interest and dividend income) / simple average of total assets

ANA Route System

(As of June 1, 2004)

Domestic Network

Number of routes: 128
Number of flights: 829 per day



Wakkanai
Rishiri
Okhotskmonbetsu
Asahikawa
Memanbetsu
Nakashibetsu
Sapporo (Okadama)
Kushiro
Sapporo (Chitose)
Okushiri
Hakodate
Odate-Noshiro
Akita
Shonai
Sendai
Niigata
Fukushima
Noto
Toyama
Komatsu
Tokyo (Haneda)
Tokyo (Narita)
Nagoya
Osaka (Itami)
Osaka (Kansai)
Tottori
Yonago
Iwami
Okayama
Hiroshima
Takamatsu
Matsuyama
Kochi
Tsushima
Yamaguchi Ube
Fukuoka
Saga
Oita
Gotofukue
Nagasaki
Kumamoto
Miyazaki
Kagoshima
Oshima
Miyakejima
Hachijojima
Okinawa (Naha)
Miyako
Ishigaki

● Cities served by ANA and ADK, including code-sharing with Fairinc (FRI), Nakanihon Airlines (NAL), and Hokkaido International Airlines (ADO).

International Network

Number of routes: 32

Number of flights: 428 per week

(ANA Group total, excluding code-share flights)



Columbus
Richmond
Toronto
Cincinnati
Pittsburgh
Minneapolis
Cleveland
Buffalo
Philadelphia
Boston
New York
(J.F. Kennedy, Newark)
Vancouver
Chicago
St. Louis
Washington, D.C.
(Dulles)
Seattle
Portland
Denver
Salt Lake City
Charlotte
Las Vegas
Orlando
San Francisco
Los Angeles
Phoenix
San Diego
Houston
Tampa
Miami
Mexico City
Hamburg
Berlin
Edinburgh
Glasgow
London
Frankfurt
Linz
Vienna
Belfast
Manchester
Düsseldorf
Salzburg
Graz
Munich
Innsbruck
Milan
Paris
Geneva
Rome
Honolulu
Shenyang
Beijing
Dalian
Seoul
Nagoya
Tokyo
Qingdao
Osaka
Shanghai
Fukuoka
Hangzhou
Xiamen
Taipei
Guam
Rio de Janeiro
São Paulo
Hong Kong
Chiang Rai
Chiang Mai
Bangkok
Ho Chi Minh City
Hat Yai
Phuket
Kuala Lumpur
Singapore



Washington, D.C.
Ottawa
Montréal
Burlington
Portland
Albany
Syracuse
Manchester
Providence
Hartford
New York (Newark, J.F. Kennedy, La Guardia)
Rochester
Buffalo
West Chester
Philadelphia
Binghamton
Chalottesville
Allentown
Richmond
Detroit
Norfolk
Greensboro
Cleveland
State College
Raleigh/Durham
Harrisburg
Columbia
Pittsburgh
Columbus
Charleston (South Carolina)
Indianapolis
Charleston (West Virginia)
Roanoke
Jacksonville

● Cities served by ANA, AJX, and ANK

○ Cities served by code-sharing

ANA Directory
(As of June 30, 2004)

HEAD OFFICE
Shiodome City Center,
1-5-2 Higashi-Shimbashi,
Minato-ku, Tokyo 105-7133, Japan
TEL: 81-3-6735-1000
FAX: 81-3-6735-1005

OVERSEAS SALES OFFICES
United States
New York
1251 Avenue of the Americas,
Suite 820,
New York, NY 10020, U.S.A.
TEL: 1-212-840-3700
FAX: 1-212-840-3704

Washington, D.C.
1101, 16th Street, N.W., Suite 400,
Washington, DC 20036, U.S.A.
TEL: 1-202-857-5240
FAX: 1-202-857-5250

San Francisco
1350 Old Bayshore Highway,
Suite 650,
Burlingame, CA 94010, U.S.A.
TEL: 1-650-762-3300
FAX: 1-650-762-3310

Los Angeles
2050 W. 190th Street, Suite 100,
Torrance, CA 90504, U.S.A.
TEL: 1-310-782-3000
FAX: 1-310-782-3120

Honolulu
300 Rodgers Boulevard, #47,
Honolulu International Airport,
Honolulu, HI 96819, U.S.A.
TEL: 1-808-838-0190
FAX: 1-808-838-0191

Guam
Guam International Air Terminal,
P.O. Box 8707,
Tamuning, GU 96931, U.S.A.
TEL: 1-671-642-5588
FAX: 1-671-646-9070

Europe
London
100 George Street,
London, W1U 8NS, U.K.
TEL: 44-20-7569-0900
FAX: 44-20-7569-0921

Paris
114, Avenue Des Champs-Elysées,
75008 Paris, France
TEL: 33-1-53-83-52-20
FAX: 33-1-53-75-12-11

Frankfurt
Rossmarkt 21,
60311, Frankfurt am Main,
Germany
TEL: 49-69-299760
FAX: 49-69-285045

Dusseldorf
Berliner Allee 26,
40212, Dusseldorf, Germany
TEL: 49-211-8659510
FAX: 49-211-131138

Geneva
WTCII 2nd Floor,
29 Route de Pre Bois,
1215, Geneva 15, Switzerland
TEL: 41-22-909-1050
FAX: 41-22-909-1055

Vienna
Opernring 1/R/509,
1010 Vienna, Austria
TEL: 43-1-587-8921
FAX: 43-1-587-8930

Brussels
285 Avenue Louise,
1050 Brussels, Belgium
TEL: 32-2-639-0380
FAX: 32-2-647-5149

Moscow
Sredny Tishinsky Pereulok,
28/1, Business Center, Room 320,
Chaika Plaza-2, Moscow, Russia
TEL: 7-095-777-0351
FAX: 7-095-777-0353

Rome
Room 447, Office Tower,
Fiumicino Airport 00050,
Rome, Italy
TEL: 39-06-6501-1600
FAX: 39-06-6501-2002

Madrid
Gran Via 86, Grupo I, 7-A,
28013, Madrid, Spain
TEL: 34-902-111-029
FAX: 34-91-548-4039

Asia
Beijing
Room N200,
Beijing Fortune Building,
No. 5 Dong San Huan Bei Lu,
Chao, Yang District,
Beijing 100004, P.R. of China
TEL: 86-10-6590-9171
FAX: 86-10-6590-9175

Tianjin
1st Floor, Hyatt Tianjin,
219 Jie Fang North Road,
Tianjin 300042, P.R. of China
TEL: 86-22-2330-4289
FAX: 86-22-2330-4260

Shenyang
Room No. 2-116, Tower 1,
City Plaza Shenyang No. 206,
Nanjing North Street,
Heping District, Shenyang 110001,
P.R. of China
TEL: 86-24-2334-1811
FAX: 86-24-2334-1100

Dalian
Senmao Building,
147 Zhongshan Road,
Xigang District, Dalian 116011,
P.R. of China
TEL: 86-411-8360-6611
FAX: 86-411-8360-6622

Qingdao
6th Floor, Crowne Plaza Qingdao,
76 Xiang Gang Zhong Lu,
Qingdao 266071, P.R. of China
TEL: 86-532-578-3311
FAX: 86-532-578-5504

Shanghai
Suite E808, Shanghai Centre,
1376 Nanjing Xi Lu,
Shanghai 200040, P.R. of China
TEL: 86-21-6279-7007
FAX: 86-21-6279-7002

Xiamen
Room 205,
Holiday Inn Harbourview Xiamen,
12-8 Zhen Hai Road,
Xiamen 361001, P.R. of China
TEL: 86-592-205-2206, 2179
FAX: 86-592-211-0537

Hangzhou
2nd Floor, Hangzhou Holiday Inn,
289 Jianguo North Road,
Hangzhou, Zhejiang 310003,
P.R. of China
TEL: 86-571-8527-1180
FAX: 86-571-8527-1181

Hong Kong
Suite 501,
One International Finance Centre,
No. 1 Harbour View Street,
Central, Hong Kong,
P.R. of China
TEL: 852-2848-4111
FAX: 852-2295-0066

Seoul
Room 1501, Seoul Center Building,
91-1 Sogong-Dong, Jung-Gu,
Seoul 100-070, South Korea
TEL: 82-2-752-1190
FAX: 82-2-753-3941

Taipei (ANK)
8th Floor, No. 117, SEC.2,
Changan E. Road, Taipei,
Taiwan, R.O.C.
TEL: 886-2-8500-2480, 2477
FAX: 886-2-2516-3134

Bangkok
2nd & 4th Floors,
C.P. Tower Building,
313 Silom Road,
Bangkok 10500, Thailand
TEL: 66-238-5131
FAX: 66-238-5134

Ho Chi Minh City
16th Floor, Sun Wah Tower 115,
Nguyen Hue Blvd., Dist 1,
Ho Chi Minh City, Vietnam
TEL: 84-8-821-9617
FAX: 84-8-821-9619

Yangon
#0201, Sakura Tower,
339 Bogyoke Aung San Road,
The Kyauktadar Township,
Yangon, The Union of Myanmar
TEL: 95-1-255415
FAX: 95-1-255417

Kuala Lumpur
Suite 11.01, 11th Floor,
Wisma Goldhill No. 67,
Jalan Raja Chulan 50200,
Kuala Lumpur, Malaysia
TEL: 60-3-2032-5393
FAX: 60-3-2032-5400

Singapore
80 Robinson Road, #18-01,
Singapore 068898
TEL: 65-6228-3288
FAX: 65-6224-6627

DOMESTIC SALES OFFICES
Sapporo
Tokyo
Nagoya
Osaka
Fukuoka
Okinawa
and 39 other cities

Investor Information

(As of March 31, 2004)

Date of Foundation
December 27, 1952

Head Office
Shiodome City Center,
1-5-2 Higashi-Shimbashi,
Minato-ku, Tokyo 105-7133, Japan
TEL: 81-3-6735-1000
FAX: 81-3-6735-1005
URL: http://www.ana.co.jp/

Investor Relations
TEL: 81-3-6735-1030
FAX: 81-3-6735-1125

Number of Employees
28,870 (Consolidated)
12,277 (Non-consolidated)

Paid-in Capital
¥86,767 million

Number of Shares of Common Stock
Authorized: 2,203,200,000 shares
Issued: 1,539,576,061 shares

Number of Shareholders
211,482

Stock Listings
Tokyo, Osaka, and London

Major Shareholders

	Number of shares held (Thousands)	Percentage of total shares in issue
Nagoya Railroad Co., Ltd.*	79,998	5.20%
Japan Trustee Services Bank, Ltd. (Trust account)	43,520	2.83
Mitsui Sumitomo Insurance Co., Ltd.	34,567	2.25
Nippon Life Insurance Company	31,656	2.06
All Nippon Airways Co., Ltd., Employee Stock Ownership Association	28,776	1.87
The Tokio Marine and Fire Insurance Co., Ltd.	27,997	1.82
The Master Trust Bank of Japan, Ltd. (Trust account)	27,209	1.77
The Asahi Shimbun	24,376	1.58
Nissay Dowa General Insurance Company, Ltd.	23,011	1.49
Mizuho Corporate Bank, Ltd.	21,980	1.43
Total	343,093	22.28%

* *The 79,998 thousand shares held by Nagoya Railroad Co., Ltd., include 8,500 thousand shares associated with retirement benefit trust agreements for Nagoya Railroad employees.*

Transfer Agent
The Sumitomo Trust and Banking Co., Ltd.
1-10, Nikko-cho, Fuchu, Tokyo 183-8701, Japan

Auditor
Shin Nihon & Co.

American Depositary Receipts
Ratio (ADR:ORD): 1:2
Exchange: OTC (Over-the-Counter)
Symbol: ALNPY
CUSIP: 016630303
Depositary:
The Bank of New York
101 Barclay Street, 22 West, New York, NY 10286, U.S.A
TEL: 1-212-815-2042
U.S. Toll Free: 1-888-269-2377 (888-BNY-ADRS)
URL: http://www.adrbny.com

Stock Price and Ratios (Non-consolidated)

	2000	2001	2002	2003	2004
Stock Price* (¥):					
High	422	454	505	380	364
Low	219	250	289	202	191
PER (times):					
High	–	–	–	–	54.6
Low	–	–	–	–	28.6
Price / Cash Flow Ratio (times):					
High	16.6	38.2	21.4	17.8	8.7
Low	8.6	21.0	12.3	9.5	4.6
PBR (times):					
High	3.6	4.1	5.0	4.2	3.6
Low	1.9	2.3	2.8	2.2	1.9
Net Income (Loss) per Share (¥)	(6.75)	(19.96)	(8.38)	(11.10)	6.69
Equity per Share (¥)	117.53	110.62	101.77	90.44	99.94
Cash Dividends per Share (¥)	–	–	–	–	3.00

* *Tokyo Stock Exchange*

Stock Price


Stock Price Range
(¥)
600
450
300
150
0
2001
2002
2003
2004

Printed on recycled paper

Printed in Japan